                                                FILED PURSUANT TO RULE 424(b)(5)
                                                REGISTRATION NO. 333-71290

The information contained in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.


                 Subject to Completion, Dated November 8, 2001

PROSPECTUS SUPPLEMENT
(To Prospectus Dated October 26, 2001)

                           [LOGO OF NORTHROP GRUMMAN]


                               8,000,000 Shares

                                 Common Stock

                               -----------------

   We are offering 8,000,000 shares of common stock. We have granted the underwriters an option to purchase up to 1,200,000 additional shares of common stock to cover over-allotments.

   Our common stock is listed on the New York Stock Exchange under the symbol "NOC." On November 7, 2001, the last reported sale price of our common stock on the New York Stock Exchange was $96.08.

   Concurrently with this offering, we are also offering $400 million of our equity security units, each of which will initially consist of a contract to
purchase shares of our common stock on    , 2004 and $100 principal amount of
our senior notes due    , 2006. Neither offering is conditioned on the other.

   See "Forward-Looking Statements and Important Factors" beginning on page S-16 to read about important factors you should consider before buying our common stock.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

                                                        Per Share Total
                                                        --------- -----
         Public offering price......................... $         $
         Underwriting discount......................... $         $
         Proceeds to Northrop Grumman, before expenses. $         $

   The underwriters will donate 25,000 of the 8,000,000 shares of common stock they are purchasing from us in this offering to the Twin Towers Fund. Each underwriter's donation will be based on its proportionate participation in the concurrent offerings.

   The underwriters expect to deliver the shares of common stock in book-entry form only through the facilities of The Depository Trust Company against
payment in New York, New York, on    , 2001.

                               -----------------

                          Joint Bookrunning Managers

Salomon Smith Barney                                                   JPMorgan

                               -----------------

Goldman, Sachs & Co.        Lehman Brothers     Merrill Lynch & Co.    SG Cowen

                               -----------------

Wachovia Securities

                        BNP PARIBAS

                                          BNY Capital Markets, Inc.

                                                            Scotia Capital Inc.

                               -----------------

November  , 2001

                               TABLE OF CONTENTS

                          Prospectus Supplement
                                                                     Page
                                                                     ----
SUMMARY.............................................................  S-3
FORWARD-LOOKING STATEMENTS AND IMPORTANT FACTORS.................... S-16
USE OF PROCEEDS..................................................... S-18
CAPITALIZATION...................................................... S-19
PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY..................... S-20
UNDERWRITING........................................................ S-21
LEGAL MATTERS....................................................... S-23
WHERE YOU CAN FIND MORE INFORMATION................................. S-24

                               Prospectus
ABOUT THIS PROSPECTUS...............................................    2
WHERE YOU CAN FIND MORE INFORMATION.................................    3
FORWARD-LOOKING STATEMENTS AND IMPORTANT FACTORS....................    4
NORTHROP GRUMMAN CORPORATION........................................    6
USE OF PROCEEDS.....................................................    7
RATIO OF EARNINGS TO FIXED CHARGES..................................    7
DESCRIPTION OF DEBT SECURITIES......................................    8
DESCRIPTION OF PREFERRED STOCK......................................   14
DESCRIPTION OF COMMON STOCK.........................................   19
DESCRIPTION OF WARRANTS.............................................   20
DESCRIPTION OF THE STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS   21
PLAN OF DISTRIBUTION................................................   22
VALIDITY OF THE DEBT AND EQUITY SECURITIES..........................   23
EXPERTS.............................................................   23

                               -----------------

   This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of the common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference in that prospectus. The second part, the accompanying prospectus, gives more general information about securities we may offer from time to time, including securities other than the common stock.

   You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell the shares of common stock in any state where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

                                    SUMMARY

   This summary highlights certain information incorporated by reference or appearing elsewhere in this prospectus supplement and the accompanying prospectus. As a result, it is not complete and does not contain all of the information that you should consider before purchasing our shares of common stock. You should read the following summary in conjunction with the more detailed information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. References to "Northrop Grumman" refer to Northrop Grumman Corporation. Unless the context requires otherwise, references to "we," "us" or "our" refer collectively to Northrop Grumman and its subsidiaries.

                               Northrop Grumman

   We are a leading global aerospace and defense company providing a wide range of products and services in defense and commercial electronics, systems integration, information technology and non-nuclear shipbuilding and systems. As a prime contractor, principal subcontractor, partner, or preferred supplier, we participate in many high-priority defense and commercial technology programs in the United States and abroad.

   We are aligned into five business sectors: Electronic Systems, Information Technology, Integrated Systems, Ship Systems and Component Technologies.

   Electronic Systems designs, develops and manufactures a wide variety of defense electronics and systems, airspace management systems, precision weapons, marine systems, logistic systems, space systems and automation and information systems. These include fire control radars for the F-16 fighter aircraft, the F-22 air dominance fighter and the Longbow Apache helicopter. Other key products include the AWACS airborne early warning radar, the Joint STARS air-to-ground surveillance radar sensor, the Longbow Hellfire missile and the BAT "brilliant" anti-armor submunition. This sector also provides tactical military radars and countrywide air defense systems, as well as airborne electronic countermeasures systems intended to jam enemy aircraft and weapons systems. Electronic Systems is an international leader in airspace management as a producer of civilian air traffic control systems. The sector also makes sophisticated undersea warfare systems and naval propulsion and power generation systems, as well as postal automation, image processing, material management, asset track and trace and data communication systems. In addition, this sector designs, develops and manufactures inertial navigation, guidance and control, IFF (identification friend or foe) and marine electronic systems, and provides electronic warfare systems and integrates avionics systems and shipboard information and communication systems.

   Information Technology is a leader in advanced information technologies, systems and services. Information Technology includes our information systems businesses, which design, develop, integrate and support computer-based information systems and provide information technology and services primarily for government customers. This sector is the prime contractor with the General Services Administration ANSWER and Millennia programs. Information Technology is also part of a team working with the Internal Revenue Service to modernize the U.S. federal tax system. Information Technology has extensive expertise in command, control, communications, computers, intelligence, surveillance and reconnaissance (C4ISR). It is a key management support element for major weapons systems, such as the U.S. Navy's AEGIS class destroyer as well as mission planning for the U.S. Navy, Air Force and Special Operations Command. Information Technology provides base operations support for NASA's Kennedy Space Center, Cape Canaveral Air Station and Patrick Air Force Base, among others. In addition, this sector provides information technology services to commercial customers and to our other sectors.

   Integrated Systems is a leader in design, development and production of airborne early warning, electronic warfare and surveillance and battlefield management systems. Integrated Systems is the prime contractor for the

Joint STARS advanced airborne targeting and battle management system and the U.S. Air Force's B-2 Spirit stealth bomber. It has a principal role in producing the U.S. Navy's F/A-18 Hornet strike fighter. The sector also is upgrading the EA-6B Prowler electronic countermeasures aircraft and produces the E-2C Hawkeye early-warning aircraft. We have a principal role in the Global Hawk program, a development stage integrated unmanned aerial vehicle for reconnaissance and surveillance. We are also a principal member of the Lockheed Martin Joint Strike Fighter Team.

   Ship Systems is engaged in the building of large multimission non-nuclear surface ships for the U.S. Navy as well as other government and commercial customers and is a provider of overhaul, repair, modernization, ship design and engineering services. Key products include amphibious assault ships (WASP LHD 1 Class, San Antonio LPD 17 Class), destroyers (Arleigh Burke DDG 51 Class), sealift transport ships (T-AKR Ro/Ro) and double-hulled oil tankers. In addition, the new Full Service Center, a standalone business within the sector, offers its customers a full range of ship-related services, which cover the entire spectrum of an acquisition program, as well as a worldwide network of fleet support services. If the pending acquisition of Newport News is consummated, we will have expanded shipbuilding capabilities, including a nuclear platform. See "--Recent Developments."

   Component Technologies is a premier international supplier of complex backplanes, connectors, laser crystals, solder materials, specialty products, oxygen generating systems and other electronic components used primarily in the aerospace, telecommunications, industrial and computer markets.

Strategy

   We intend to grow our sales, enhance our profitability and strengthen our position as a leader in the defense industry. Our strategy to achieve these objectives includes:

    . Leveraging our position as a systems integrator, defense electronics leader and information technology provider to meet the defense needs of the United States and allied foreign governments;

    . Broadening further our business mix by diversifying program positions and sources of revenues as well as enhancing our importance to, and expanding our relationships with, our existing customers;

    .  Targeting business areas with significant growth prospects;

    . Pursuing initiatives of continuous improvement in our manufacturing operations, product quality and customer support with a view to improving operating margins, efficiency and shareholder value; and

    . Capitalizing on strategic acquisition opportunities to enhance and expand our existing product offerings and capabilities in areas synergistic with our present businesses and consistent with our outlook on future customer needs and requirements.

Acquisitions and Dispositions

   Strategic acquisitions have played a critical role in our transformation into a leading diversified technology company for the U.S. Department of Defense. In 1992 we acquired 49% of Vought Aircraft Company (Vought). In 1994 we made the first of our major acquisitions by purchasing Grumman Corporation. In the same year we also acquired the remaining 51% of Vought. We followed these acquisitions by acquiring the defense electronic systems group of Westinghouse Electric Corporation in 1996. In August 1997, we completed our merger with Logicon, Inc. In 1998, we acquired Inter-National Research Institute Inc. (INRI). In 1999, we acquired the Information Systems Division of California Microwave, Inc., Data Procurement Corporation (DPC), and Ryan Aeronautical, an operating unit of Allegheny Teledyne Inc. In 2000, we acquired Navia Aviation SA, Comptek Research, Federal Data Corporation and Sterling Software FSG. Also in 2000, we divested our Commercial Aerostructures business (including Vought), which generated $1.38 billion in net sales in 1999.

   In April 2001, we acquired Litton Industries, Inc. for a combination of cash, common stock and our Series B Preferred Stock in a transaction valued at $5.2 billion, including assumed debt. We have combined the related Litton operations into our Electronic Systems and Information Technology sectors, and have added the Ship Systems and Component Technologies sectors to reflect business segments acquired in the Litton acquisition.

   In October 2001, we completed our acquisition of the Electronics and Information Systems (EIS) Group of AeroJet-General Corporation, a wholly owned subsidiary of GenCorp Inc., for $315 million in cash. The EIS business unit provides space-borne sensing for early warning systems, weather and ground systems that process C4ISR data from space-based platforms, and smart weapons technology for high-priority U.S. government national security programs. This operation is now part of our Electronic Systems sector's newly formed Space Systems Division.

   Northrop Grumman is a holding company formed in connection with our acquisition of Litton Industries, Inc. in April 2001. Our principal executive offices are located at 1840 Century Park East, Los Angeles, California 90067 and our telephone number is (310) 553-6262.

Recent Developments

  Newport News

   On May 23, 2001, we announced the commencement of an exchange offer to acquire all of the outstanding shares of common stock of Newport News Shipbuilding Inc. Under the terms of our offer, as amended, Newport News shareholders will be provided the option to receive for their shares $67.50 per share in cash or shares of our common stock designed to provide a value of $67.50 per share, subject to certain proration and other limitations. The exact exchange ratio will be determined by dividing $67.50 by the average of the closing sale prices for a share of our common stock over a trading period established in the exchange offer. However, the exchange ratio will in no event be more than 0.84375 ($67.50/$80.00) or less than 0.675 ($67.50/$100.00).

   On October 23, 2001, the Department of Defense recommended to the Department of Justice that our proposed acquisition of Newport News be approved and the Department of Justice filed suit to block the proposed acquisition of Newport News by General Dynamics Corporation. Newport News and General Dynamics subsequently announced that they had terminated their merger agreement. On November 2, 2001, we were informed that the Department of Justice had closed its investigation of our proposed acquisition of Newport News, thereby allowing us to proceed with the acquisition. On November 8, 2001, we and Newport News announced that we had signed a definitive agreement under which we will acquire Newport News pursuant to the terms of the exchange offer described above. Subject to the tender of a majority of the outstanding shares of Newport News common stock, the transaction is expected to close by the end of November 2001. The exchange will be followed by a second-step merger in which the same consideration of cash or shares of our common stock will be paid. There is no assurance that the Newport News acquisition will be consummated. This offering is not conditioned upon completion of the Newport News acquisition. See "--Unaudited Pro Forma Condensed Combined Financial Statements."

  Third Quarter Results

   On November 1, 2001, we reported an adjustment to our previously reported third quarter and nine month results to reflect a charge of $60 million to operating margin attributable to the cessation of construction of two cruise ships in the Project America program, as described below. As adjusted, we reported:

  . Net sales of $3,605 million for the third quarter, up from $1,731 million in the third quarter of 2000;

  . Operating margin of $225 million for the third quarter, compared with $242 million in the third quarter of 2000; and

  . Net income of $79 million for the third quarter of 2001, compared with $132 million for the third quarter of 2000, and diluted earnings per share of $0.84 for the third quarter of 2001, compared with $1.86 for the third quarter of 2000.

   Net sales increased primarily due to our acquisition of Litton Industries, Inc. and organic growth in Electronic Systems and Information Technology. Sector operating margin increases in Integrated Systems, Electronic Systems and Information Technology were offset by operating losses in Ship Systems and Component Technologies.

   Following American Classic Voyages Co.'s (AMCV) bankruptcy filing on October 19, 2001, we stopped work on Project America, an AMCV cruise ship program to build two 1,900-passenger cruise ships. This decision followed negotiations with the U.S. Maritime Administration, which has decided not to continue the guaranteed funding necessary to complete the construction of the ships.

  New President

   On September 20, 2001, we announced that Ronald D. Sugar has been named president and chief operating officer of Northrop Grumman. We also announced that we have established an Office of the Chairman, which will consist of Kent Kresa, Northrop Grumman's chairman and chief executive officer, and Mr. Sugar. The Office of the Chairman will be responsible for our total operations.

  Joint Strike Fighter

   On October 26, 2001, we announced that, as a result of the selection by the U.S. Department of Defense of the Lockheed Martin Joint Strike Fighter Team, we are a principal member in the largest defense procurement in U.S. history. The Joint Strike Fighter is a stealthy, supersonic aircraft designed for the U.S. Air Force, Navy and Marine Corps, as well as the British Royal Air Force and Navy.

                Summary Historical Consolidated Financial Data

   The following table sets forth a summary of our historical financial data for the periods and as of the dates presented and should be read together with the consolidated financial statements and notes thereto filed by us and our subsidiaries with the SEC and which are incorporated in this prospectus supplement by reference. The financial data for each of the years ended December 31, 1996 through 2000 are derived from our audited consolidated financial statements. The financial data for the nine months ended September 30, 2000 and 2001 are derived from our unaudited consolidated financial statements. We have prepared the unaudited information on the same basis as the audited financial statements and have included all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for these periods. Historical results are not necessarily indicative of our future results and interim period results are not necessarily indicative of our annual results.

                                          Nine Months ended
                                            September 30,            Year ended December 31,
                                          ----------------  ----------------------------------------
                                            2001     2000    2000     1999    1998    1997    1996
                                                (in millions, except per share data and ratios)
Operating data(a):
   Product sales and service revenue..... $ 9,254   $5,389  $ 7,618  $7,616  $7,367  $7,798  $ 7,667
   Operating margin......................     690      846    1,098     954     752     741      752
   Interest expense (net)................    (237)    (114)    (146)   (206)   (221)   (240)    (261)
   Income from continuing operations
     before income taxes and accounting
     changes.............................     485      756      975     747     309     512      478
   Income from continuing operations
     before accounting changes...........     296      481      625     474     193     318      330
   Diluted earnings per share from
     continuing operations before
     accounting change................... $  3.50   $ 6.84  $  8.82  $ 6.80  $ 2.78  $ 4.67  $  5.18
   Cash dividends per common share.......    1.20     1.20     1.60    1.60    1.60    1.60     1.60
Balance sheet data:
   Total assets.......................... $17,214   $9,354  $ 9,622  $9,285  $9,536  $9,667  $ 9,645
   Net working capital...................      51      271     (162)    329     666     221      106
   Total debt(b).........................   5,319    1,820    1,615   2,225   2,831   2,791    3,378
   Mandatorily redeemable preferred
     stock...............................     350        0        0       0       0       0        0
   Shareholders' equity..................   5,275    3,805    3,919   3,257   2,850   2,623    2,282
Other data:
   Net cash from operations.............. $   192   $  596  $ 1,010  $1,207  $  244  $  730  $   743
   Funded order backlog..................  15,972    9,080   10,106   8,499   8,415   9,700   10,451
   Pension income........................     249      410      538     343     270     114       28
   Depreciation and amortization.........     469      281      381     353     359     380      340
   Amortization of goodwill and other
     purchased intangibles...............     278      149      206     191     180     180      159
   Earnings before interest, taxes,
     depreciation and amortization
     (EBITDA)(c).........................   1,191    1,151    1,502   1,306     889   1,132    1,079
   Ratio of earnings to fixed charges(d).    2.32     5.32     5.26    3.78    2.11    2.68     2.50

--------
(a)Reflects the acquisition of Litton Industries, Inc. on April 3, 2001. The 2001 financial data includes preliminary estimates of the fair market value of the assets acquired and liabilities assumed and the related allocations of the purchase price related to the Litton acquisition. Final valuations and allocations, which are expected to be completed by December 31, 2001, may differ from the amounts included herein.

(b)Total debt does not include borrowings of approximately $315 million incurred subsequent to September 30, 2001 in connection with our acquisition of the Electronics and Information Systems Group of AeroJet General Corporation.

(c)We calculated EBITDA by adding back net interest expense and depreciation and amortization expense to income from continuing operations before taxes and accounting change. Since all companies do not calculate EBITDA or similarly titled financial measures in the same manner, disclosures by other companies may not be comparable with EBITDA as defined herein. EBITDA is a financial measure used by analysts to value companies. Therefore, our management believes that the presentation of EBITDA provides relevant information to investors. EBITDA should not be construed as an alternative to operating income or cash flows from operating activities as determined in accordance with United States generally accepted accounting principles or as a measure of liquidity. Amounts reflected as EBITDA are not necessarily available for discretionary use as a result of restrictions imposed by applicable law or agreements upon the payment of dividends or distributions, among other things.

(d)For purposes of computing the ratios of earnings to fixed charges, earnings represent earnings from continuing operations before income taxes and fixed charges, and fixed charges consist of interest expense, the portion of rental expense calculated to be representative of the interest factor, amortization of discounts and capitalized expenses related to indebtedness, and preferred stock dividends. The ratios should be read in conjunction with the financial statements and other financial data included or incorporated by reference in this prospectus supplement or the accompanying prospectus. See "Where You Can Find More Information."

          Unaudited Pro Forma Condensed Combined Financial Statements

   The unaudited pro forma condensed combined financial statements presented below are derived from the historical consolidated financial statements of each of Northrop Grumman, Northrop Grumman Systems Corporation, which we refer to as Northrop Systems, Litton Industries, Inc. and Newport News Shipbuilding Inc. The unaudited pro forma condensed combined financial statements are prepared using the purchase method of accounting, with Northrop Grumman treated as the acquiror and as if the Newport News and Litton acquisitions had been completed as of the beginning of the periods presented for statement of income purposes and as if the Newport News acquisition had been completed on September 30, 2001 for statement of financial position purposes. As of the date of this prospectus supplement, the Newport News acquisition had not yet been completed. Please refer to "--Recent Developments" above.

   The unaudited pro forma condensed combined financial statements are based upon the historical financial statements of Northrop Grumman, Northrop Systems, Litton and Newport News adjusted to give effect to, in the case of the pro forma statements of income, the Litton acquisition and the Newport News acquisition and, in the case of the pro forma statement of financial position, the Newport News acquisition. The pro forma adjustments are described in the accompanying notes presented on the following pages. The pro forma financial statements have been developed from (a) the audited consolidated financial statements of Northrop Systems contained in its Annual Report on Form 10-K/A for the year ended December 31, 2000 and the unaudited consolidated financial statements of Northrop Grumman contained in its Quarterly Report on Form 10-Q for the nine months ended September 30, 2001, which are incorporated by reference in this prospectus supplement, (b) the audited consolidated financial statements of Litton contained in its Annual Report on Form 10-K for the fiscal year ended July 31, 2000 and the unaudited consolidated financial statements of Litton contained in its Quarterly Report on Form 10-Q for the six months ended January 31, 2001, which are incorporated by reference in this prospectus supplement, and (c) the audited consolidated financial statements of Newport News contained in its Annual Report on Form 10-K for the year ended December 31, 2000 and the unaudited consolidated financial statements of Newport News contained in its Quarterly Report on Form 10-Q for the quarter ended September 16, 2001. In addition, the audited consolidated financial statements of Litton contained in its Annual Report on Form 10-K for the fiscal year ended July 31, 2000 and the unaudited consolidated financial statements of Litton contained in its Quarterly Report on Form 10-Q for the six months ended January 31, 2001 have been used to bring the financial reporting periods of Litton to within 90 days of those of Northrop Systems and Northrop Grumman. The pro forma financial statements should be read in conjunction with these separate historical consolidated financial statements and related notes.

   The acquisition of Litton, which is valued at approximately $5.2 billion, including the assumption of Litton's net debt of $1.3 billion, is accounted for using the purchase method of accounting. Under the purchase method of accounting, the purchase price is allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective fair market values, with the excess recorded as goodwill. The pro forma financial statements reflect preliminary estimates of the fair market value of the Litton assets acquired and liabilities assumed and the related allocations of purchase price, and preliminary estimates of adjustments necessary to conform Litton data to Northrop Grumman's accounting policies. The pro forma financial statements do not include the recognition of liabilities associated with certain potential restructuring activities. Northrop Grumman is currently reviewing the preliminary estimates of the fair market value of the Litton assets acquired and liabilities assumed, including valuations associated with certain contracts and preliminary valuation study results for intangible assets, property, plant and equipment, and retiree benefits assets and liabilities. Northrop Grumman is also evaluating several possible restructuring activities of Litton operations. The final determination of the fair market value of assets acquired and liabilities assumed and final allocation of the purchase price may differ from the amounts assumed in these pro forma financial statements. Adjustments to the purchase price allocations are expected to be finalized by December 31, 2001, and will be reflected in future Northrop Grumman filings. These adjustments may be material.

   As of the date of this prospectus supplement, Northrop Grumman has not completed the valuation studies necessary to arrive at the required estimates of the fair market value of the Newport News assets to be acquired and the Newport News liabilities to be assumed and the related allocations of purchase price, nor has it identified the adjustments necessary, if any, to conform Newport News data to Northrop Grumman's accounting policies. Accordingly, Northrop Grumman has used the historical book values of the assets and liabilities of Newport News and has used the historical revenue recognition policies of Newport News to prepare the pro forma financial statements, with the excess of the purchase price over the historical net assets of Newport News recorded as goodwill and other purchase intangibles. Once Northrop Grumman has completed the valuation studies necessary to finalize the required purchase price allocations and identified any necessary conforming changes, the pro forma financial statements will be subject to adjustment. These adjustments may be material.

   The pro forma financial statements are provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or the consolidated financial position of Northrop Grumman would have been had the Litton and Newport News acquisitions occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations or financial position.

   The pro forma financial statements do not include the realization of cost savings from operating efficiencies, synergies or other restructurings resulting from the Litton and Newport News acquisitions, except for preliminary estimates of costs to consolidate the Litton and Northrop Grumman corporate offices.

Unaudited Pro Forma Condensed Combined
Statement of Financial Position
September 30, 2001
($ in millions)


                                                                                      Pro Forma
                                                               Northrop Newport ---------------------
                                                               Grumman   News   Adjustment    Combined
                                                               -------- ------- ----------    --------
Assets:
Current assets
   Cash and cash equivalents.................................. $   310  $   66    $   --      $   376
   Accounts receivable........................................   2,297     131        --        2,428
   Inventoried costs..........................................   1,222     409        --        1,631
   Deferred income taxes......................................      35     110        --          145
   Prepaid expenses and other current assets..................     140      19        --          159
                                                               -------  ------    ------      -------
   Total current assets.......................................   4,004     735        --        4,739
                                                               -------  ------    ------      -------
Property, plant and equipment.................................   3,297   1,616        --        4,913
Accumulated depreciation......................................  (1,211)   (950)       --       (2,161)
                                                               -------  ------    ------      -------
Property, plant and equipment, net............................   2,086     666        --        2,752
                                                               -------  ------    ------      -------
Other assets
   Goodwill and other purchased intangibles, net..............   7,956      --     2,110  (a)  10,066
   Prepaid retiree benefits cost and intangible pension asset.   2,773      --        --        2,773
   Other assets...............................................     395     237        --          632
                                                               -------  ------    ------      -------
                                                                11,124     237     2,110       13,471
                                                               -------  ------    ------      -------
                                                               $17,214  $1,638    $2,110      $20,962
                                                               =======  ======    ======      =======
Liabilities and Shareholders' Equity:
Current liabilities
   Notes payable and current portion of long-term debt........ $   134  $   46    $   --      $   180
   Accounts payable...........................................     757      87        --          844
   Accrued employees' compensation............................     629      --        --          629
   Advances on contracts......................................     837      --        --          837
   Income taxes...............................................     373      --        --          373
   Other current liabilities..................................   1,223     346        --        1,569
                                                               -------  ------    ------      -------
   Total current liabilities..................................   3,953     479        --        4,432
                                                               -------  ------    ------      -------
Long-term debt................................................   5,185     432       917  (a)   6,534
Accrued retiree benefits......................................   1,478     138        --        1,616
Deferred tax and other long-term liabilities..................     973     285        --        1,258
Mandatorily redeemable preferred stock........................     350      --        --          350
Shareholders' equity
   Paid-in capital and unearned compensation..................   2,366     452     1,045  (a)   3,863
   Retained earnings..........................................   2,928     236      (236) (a)   2,928
   Accumulated other comprehensive loss.......................     (19)     --        --          (19)
   Stock employee compensation trust..........................      --    (384)      384  (a)      --
                                                               -------  ------    ------      -------
                                                                 5,275     304     1,193        6,772
                                                               -------  ------    ------      -------
                                                               $17,214  $1,638    $2,110      $20,962
                                                               =======  ======    ======      =======

Unaudited Pro Forma Condensed Combined
Statement of Income
Nine Months Ended September 30, 2001
($ in millions, except per share)


                                                     Pro Forma                          Pro Forma
                          Northrop         --------------------------    Newport ---------------------
                          Grumman  Litton  Adjustment         Combined    News*  Adjustment    Combined
                          -------- ------  ----------         --------   ------- ----------    --------
Product sales and service
  revenue................  $9,254  $1,345    $ (18) (b)       $10,581    $1,639     $ --       $12,220
Cost of product sales and
  service revenue
   Operating costs.......   7,656   1,120       19  (b)(c)(d)   8,795     1,245        5  (h)   10,045
   Administrative and
     general expenses....     908     121       --              1,029       243       --         1,272
                           ------  ------    -----            -------    ------     ----       -------
Operating margin.........     690     104      (37)               757       151       (5)          903
Interest expense.........    (269)    (27)     (64) (e)          (360)      (37)     (23) (i)     (420)
Other, net...............      64       3       --                 67        (1)      --            66
                           ------  ------    -----            -------    ------     ----       -------
Income from continuing
  operations before
  income taxes...........     485      80     (101)               464       113      (28)          549
Federal and foreign
  income taxes...........     189      30      (35) (f)           184        41      (10) (f)      215
                           ------  ------    -----            -------    ------     ----       -------
Income from continuing
  operations.............  $  296  $   50    $ (66)           $   280    $   72     $(18)      $   334
                           ======  ======    =====            =======    ======     ====       =======
Less, dividends paid to
  preferred shareholders.     (12)     --       (6) (g)           (18)       --       --           (18)
                           ------  ------    -----            -------    ------     ----       -------
Income available to
  common shareholders....  $  284  $   50    $ (72)           $   262    $   72     $(18)      $   316
                           ======  ======    =====            =======    ======     ====       =======
Weighted average shares
  outstanding, basic.....    80.3                                85.3                            102.0
Weighted average shares
  outstanding, diluted...    81.0                                86.1                            102.8
Basic earnings per share:
   Continuing
     operations..........  $ 3.53                             $  3.07                          $  3.10
Diluted earnings per
  share:
   Continuing
     operations..........  $ 3.50                             $  3.04 **                       $  3.08 **

--------
 * Reported results adjusted to conform to classifications utilized by Northrop Grumman for consistency.
** Calculated by dividing income available to common shareholders by average shares diluted, which is calculated assuming preferred shares are not converted to common shares, resulting in the most dilutive effect.

Unaudited Pro Forma Condensed Combined
Statement of Income
Year Ended December 31, 2000
($ in millions, except per share)


                                                       Pro Forma                          Pro Forma
                            Northrop         --------------------------    Newport --------------------
                            Grumman  Litton  Adjustment         Combined    News*  Adjustment   Combined
                            -------- ------  ----------         --------   ------- ----------   --------
Product sales and service
  revenue..................  $7,618  $5,626    $ (61) (b)       $13,183    $2,072     $ --      $15,255
Cost of product sales and
  service revenue
   Operating costs.........   5,446   4,669       88  (b)(c)(d)  10,203     1,612        7  (h)  11,822
   Administrative and
     general expenses......   1,074     491       --              1,565       271       --        1,836
                             ------  ------    -----            -------    ------     ----      -------
Operating margin...........   1,098     466     (149)             1,415       189       (7)       1,597
Interest expense...........    (175)   (105)    (191) (e)          (471)      (53)     (31) (i)    (555)
Other, net.................      52      16       --                 68         4       --           72
                             ------  ------    -----            -------    ------     ----      -------
Income from continuing
  operations before income
  taxes....................     975     377     (340)             1,012       140      (38)       1,114
Federal and foreign income
  taxes....................     350     151     (119) (f)           382        50      (13) (f)     419
                             ------  ------    -----            -------    ------     ----      -------
Income from continuing
  operations...............  $  625  $  226    $(221)           $   630    $   90     $(25)     $   695
                             ======  ======    =====            =======    ======     ====      =======
Less, dividends paid to
  preferred shareholders...      --      --      (25) (g)           (25)       --       --          (25)
                             ------  ------    -----            -------    ------     ----      -------
Income available to common
  shareholders.............  $  625  $  226    $(246)           $   605    $   90     $(25)     $   670
                             ======  ======    =====            =======    ======     ====      =======
Weighted average shares
  outstanding, basic.......    70.6                                83.6                           100.2
Weighted average shares
  outstanding, diluted.....    70.9                                84.0                           100.6
Basic earnings per share:
   Continuing operations...  $ 8.86                             $  7.24                         $  6.69
Diluted earnings per share:
   Continuing operations...  $ 8.82                             $  7.20 **                      $  6.66 **

--------
 * Reported results adjusted to conform to classifications utilized by Northrop Grumman for consistency.
** Calculated by dividing income available to common shareholders by average shares diluted, which is calculated assuming preferred shares are not converted to common shares, resulting in the most dilutive effect.

          Notes to Pro Forma Condensed Combined Financial Statements
                                  (Unaudited)

(a)Adjustments to (i) eliminate the equity of Newport News, (ii) record issuance of common stock, (iii) record new debt financing for the Newport News acquisition along with additional acquisition related costs, and (iv) record goodwill and other purchased intangibles. The amount of the purchase price allocated to goodwill was calculated based on the following assumptions: (i) the price per share of our common stock is $90.00 at the completion of our offer and merger with Newport News, which is the midpoint of the common stock range described below; (ii) the exchange ratio is 0.75; and (iii) we issue the maximum number of shares of our common stock available for issuance (16,636,885) in our offer and merger with Newport News. Any fluctuation in our common stock price within the range from $80.00 to $100.00 will not have a material impact on our pro forma calculation of goodwill. In the event that our common stock price is greater than $100.00 at the completion of our offer and merger, the goodwill balance will increase by $15.0 million for each $1.00 incremental increase in our common stock price in excess of $100.00.

(b)Adjustment to eliminate intercompany sales and cost of sales transactions between Northrop Grumman and Litton.

(c)Adjustment to amortize the preliminary estimate of goodwill and other purchased intangible assets arising out of the acquisition of Litton over an estimated weighted average life of 26 years on a straight line basis.

(d)Adjustment to record preliminary depreciation of property, plant and equipment and amortization of capitalized software arising out of the acquisition of Litton.

(e)Adjustment to record interest expense on, and the amortization of debt issuance costs of, financing for the acquisition of Litton at a weighted average rate of 6.8% and 7.5% for the nine months ended September 30, 2001 and the year ended December 31, 2000, respectively.

(f)Adjustment to record income tax effects on pre-tax pro forma adjustments, using a statutory tax rate of 35%.

(g)Adjusted, pro rata, for dividends to preferred shareholders using $7 per share dividend rate for redeemable preferred stock issued in the acquisition.

(h)Adjustment to amortize purchased intangible assets arising out of the Newport News acquisition over an estimated life of 30 years on a straight line basis.

(i)Adjustment to record interest on debt financing for the Newport News acquisition at the current rate of 3.4% as of October 26, 2001.

                                 The Offering

   Common stock offered......      8,000,000 shares

   Common stock to be
     outstanding after this
     offering................      93,793,930 shares

   Use of proceeds...........      We estimate that our net proceeds, before
                                   expenses and after deducting underwriting
                                   discounts and commissions, from the sale of
                                   shares of our common stock in this offering
                                   will be approximately $     million, or $
                                   million if the underwriters exercise their over-allotment option in full. We anticipate using the net proceeds from this offering, together with an estimated $388 million of net proceeds, before expenses and after deducting underwriting discounts and commissions, from the concurrent offering of equity security units, or $446.2 million if the underwriters exercise their over-allotment option to purchase additional equity security units in full, primarily to repay indebtedness incurred under our five-year revolving credit facility. We may also use the proceeds for general corporate purposes, including working capital needs, capital expenditures and acquisitions.

   New York Stock Exchange symbol  NOC

   The number of shares of common stock that will be outstanding after this offering is based on the number of shares of common stock outstanding as of October 26, 2001. This number excludes the following:

    . Shares of our common stock issuable upon exercise of outstanding awards under our stock compensation plans (9,214,121 as of September 30, 2001);

    . 1,200,000 shares that the underwriters may purchase from us if they exercise their over-allotment option in full; and

    . a maximum of 4,000,000 shares of our common stock that will be issuable in the future as a result of the concurrent offering of our equity security units, or a maximum of 600,000 shares if the underwriters exercise their over-allotment option to purchase additional equity security units in full.

                              Concurrent Offering

   We are also offering, in a concurrent offering, $400 million of our equity security units. Each equity security unit initially consists of a purchase contract to purchase shares of our common stock and $100 principal amount of our senior notes due 2006. The purchase contract requires the holder to purchase from us, and us to sell to the holder, a number of shares of our
common stock on    , 2004. The number of shares of common stock that each
holder will be required to purchase, and we will be obligated to sell, will be determined based on the average trading price of our common stock at that time. The purchase contracts will pay quarterly contract adjustment payments at the
annual rate of    %. The    % senior notes, which will be pledged to secure
each holder's obligations under the related purchase contract, will pay interest quarterly at the annual rate of % on their principal amount through
and including    , 2004, which rate is expected to be reset as of , 2004. This common stock offering and the concurrent offering of equity security units are not conditioned on each other.

               FORWARD-LOOKING STATEMENTS AND IMPORTANT FACTORS

   This prospectus supplement and the information incorporated by reference in it contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements concern our plans, expectations and objectives for future operations. These include statements and assumptions with respect to expected future revenues, margins, program performance, earnings and cash flows, acquisitions of new contracts, the outcome of competitions for new programs, the outcome of contingencies including litigation and environmental remediation, the effect of completed and planned acquisitions and divestitures of businesses or business assets, the anticipated costs of capital investments, and anticipated industry trends. We base these statements on assumptions and analyses we have made in light of our experience and our historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. Our actual results and trends may differ materially from the information, statements and assumptions as described, and actual results could be materially less than our planned results.

   Important factors that should be considered in connection with an investment in our common stock and that could cause our actual results to differ materially from those suggested by the forward-looking statements include:

    . We depend on a limited number of customers. We are heavily dependent on government contracts many of which are only partially funded; the termination or failure to fund one or more significant contracts could have a negative impact on our operations. We are a supplier, either directly or as a subcontractor or team member, to the U.S. Government and its agencies as well as foreign governments and agencies. These contracts are subject to each customer's political and budgetary constraints, changes in short-range and long-range plans, the timing of contract awards, the congressional budget authorization and appropriation processes, the relevant government's ability to terminate contracts for convenience or for default, as well as other risks such as contractor debarment in the event of certain violations of legal and regulatory requirements.

    . Many of our contracts are fixed price contracts. While firm, fixed price contracts allow us to benefit from cost savings, they also expose us to potential cost overruns. If our initial estimates used for calculating the contract price are incorrect, we can incur losses on those contracts. In addition, some of our contracts have provisions relating to cost controls and audit rights and if we fail to meet the terms specified in those contracts then we may not realize their full benefits. Our ability to manage costs on these contracts may affect our financial condition. Lower earnings caused by cost overruns and cost controls would have an adverse effect on our financial results.

    . We are subject to significant competition. Our markets include defense and commercial markets in which we compete with companies of substantial size and resources. Our success or failure in winning new contracts or follow-on orders for our existing or future products may cause material fluctuations in our future revenues and operating results.

    . Our operations may be subject to events that cause adverse effects on our ability to meet contract obligations within anticipated cost and time parameters. We may encounter internal problems and delays in delivery as a result of issues with respect to design, technology, licensing and patent rights, labor or materials and components that prevent us from achieving contract requirements. We may be affected by delivery or performance issues with key suppliers and subcontractors, as well as other factors inherent in our businesses that may adversely affect operating results. Changes in inventory requirements or other production cost increases may also have a negative impact on our operating results.

    . We must integrate our acquisitions successfully. Acquiring businesses is a significant challenge. If we do not execute our acquisition and integration plans for these businesses in accordance with our strategic timetable, our operating results may be adversely affected. We acquired several businesses in 2000 and we acquired Litton Industries, Inc. earlier this year. We have also agreed to acquire Newport News Shipbuilding Inc. We believe our integration processes are well-suited to achieve the anticipated strategic and operating benefits of these acquisitions, but if we do not perform our plans as intended, or if we encounter unforeseen problems in the acquired businesses, or problems in those businesses develop subsequent to acquisition, our operating results may be adversely affected. Among the factors that may be involved would be unforeseen costs and expenses, previously undisclosed liabilities, diversion of management focus, and any effects of complying with government-imposed organizational conflicts of interest rules as a result of the acquisitions.

    . We rely on continuous innovation. We are dependent upon our ability to anticipate changing needs for defense products, military and civilian electronic systems and support, and information technology. Our success is dependent on designing new products which will respond to such requirements within customers' price limitations.

    . We have significant foreign operations and sales, and are therefore subject to the additional risks associated with international activities. These risks include currency fluctuations, devaluation, regional political instability, acts of international terrorists, compliance with foreign laws and U.S. laws affecting the activities of U.S. companies overseas, expropriations, antitrust and export/import controls, taxation, extended span of managerial control, economic conditions, governmental policies requiring inward investment as a prerequisite to transacting business on the governmental level, practical requirements and restrictions in retaining representatives and consultants in connection with sales efforts, uprisings, acts of war, embargoes and cultural and ethical differences. One or more of these or other international risks could result in an adverse effect on our sales and operations.

    . We assume that any divestiture of non-core businesses and assets will be completed successfully. Our performance may be affected by our inability to successfully dispose of assets and businesses that do not fit with or are no longer appropriate to our strategic plan. If any sales of such businesses or assets can only be made at a loss, our earnings will be negatively impacted.

    . We are subject to environmental and other liabilities. Our performance may be affected by known environmental risks, pending litigation and other loss contingencies, if not resolved within the parameters of our internal plans, and by unanticipated environmental or other liabilities.

    . Our pension income may fluctuate. Pension income, a non-cash item which is included in our earnings, is based on assumptions of market performance and actual performance may differ. If an event causes us to revalue our pension income during the calendar year, the portion of our earnings attributed to pension income could vary significantly.

    . Our indebtedness, primarily incurred in connection with the Litton acquisition, is approximately $3.7 billion higher at September 30, 2001 than our indebtedness at December 31, 2000. The increase in debt increases demands on our cash resources.

    . A substantial portion of our employees in the Ship Systems sector are represented by labor unions, and unions represent some of our employees in other sectors as well. If we are unable to maintain satisfactory relations with the unions, our productivity and profitability may suffer. Union representation can involve various activities and tactics, including work stoppages, to achieve negotiated terms in collective bargaining agreements. A negative impact on timely deliveries occasioned by a work stoppage could result in problems with our governmental and other customers and consequently affect operating results in an adverse manner.

   Additional information with respect to important factors and uncertainties in our business is contained in our SEC filings, including, without limitation, Northrop Systems' Annual Report on Form 10-K/A for the year ended December 31, 2000 and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001. We intend all forward-looking statements that we make to be subject to safe harbor protection of the federal securities laws as found in Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934.

   Accordingly, you should not rely on the accuracy of predictions contained in forward-looking statements. These statements speak only as of the date of this prospectus supplement and, in the case of the accompanying prospectus, the date of such prospectus, or, in the case of documents incorporated by reference, the date of those documents. We do not assume any obligation to update our forward-looking statements to reflect events, circumstances, changes in expectations or the occurrence of unanticipated events occurring after the date of those statements.

                                USE OF PROCEEDS

   We estimate that our net proceeds from the sale of shares of our common stock in this offering, before expenses and after deducting underwriting
discounts and commissions, will be approximately $    million, or $    million
if the underwriters exercise their over-allotment option in full.

   We intend to use our net proceeds from the sale of shares of common stock, together with an estimated $388 million of net proceeds, before expenses and after deducting underwriting discounts and commissions, from the concurrent offering of our equity security units, or $446.2 million if the underwriters exercise their over-allotment option to purchase additional equity security units in full, primarily to repay indebtedness incurred under our five-year revolving credit facility. We may also use the proceeds for general corporate purposes, including working capital needs, capital expenditures and acquisitions. We entered into, and incurred indebtedness under, our five-year revolving credit facility and a separate 364-day revolving credit facility in connection with our acquisition of Litton Industries, Inc. in April 2001. As a result of our concurrent offering of equity security units, we will reduce the amount of credit available under our 364-day revolving credit facility to zero. Indebtedness incurred under our five-year credit facility bears interest at a rate equal to adjusted LIBOR, or an adjusted base rate, at our election, in each case plus an incremental margin based on our credit rating. As of September 30, 2001, the weighted average interest rate of borrowings under the five-year credit facility was approximately 4.35%.

                                CAPITALIZATION

   The following table sets forth:

    .  our capitalization as of September 30, 2001,

    .  our capitalization as adjusted to reflect this offering,

    . our capitalization as further adjusted to reflect the concurrent offering of our equity security units, and

    . our capitalization as further adjusted to reflect, on a pro forma basis, our proposed acquisition of Newport News.

   From time to time, we may issue additional debt or equity securities. The following information should be read in conjunction with our consolidated financial statements, including the notes thereto, which are incorporated herein by reference. See "Where You Can Find More Information."

                                                                          September 30, 2001
                                                              ------------------------------------------
                                                                                         As    Pro Forma,
                                                              (Unaudited)     As      Further  as Further
                                                                Actual    Adjusted(2) Adjusted  Adjusted
                                                              ----------- ----------- -------- ----------
                                                                            ($ in millions)
Cash and cash equivalents(1)................................. $   310     $   310     $   588  $   376
                                                              =======     =======     =======  =======
Short-term debt:
   Notes payable.............................................     130         130         130      130
   Current portion of long-term debt.........................       4           4           4       50
                                                              -------     -------     -------  -------
       Total short-term debt.................................     134         134         134      180
Long-term debt:
   Notes and Debentures exclusive of equity security units
     senior notes............................................   4,212       4,212       4,212    4,644
   Equity security units senior notes........................      --          --         400      400
   Long-term revolving credit facility(3)....................     850         110          --      639
   Other.....................................................     123         123         123      123
                                                              -------     -------     -------  -------
       Total long-term debt, less current maturities.........   5,185       4,445       4,735    5,806
                                                              -------     -------     -------  -------
Mandatorily redeemable preferred stock.......................     350         350         350      350
Shareholders' equity:
   Preferred Stock, par value $1 per share,10,000,000 shares
     authorized; 3,500,000 shares issued and outstanding
     reported above . .......................................      --          --          --       --
   Common Stock, par value $1 per share, 400,000,000 shares
     authorized; issued and outstanding: 85,671,983, actual;
     93,671,983, as adjusted and as further adjusted;
     110,308,868, pro forma, as further adjusted(4)..........   2,386       3,126       3,126    4,623
   Retained earnings.........................................   2,928       2,928       2,928    2,928
   Unearned compensation.....................................     (20)        (20)        (20)     (20)
   Accumulated other comprehensive loss......................     (19)        (19)        (19)     (19)
                                                              -------     -------     -------  -------
       Total shareholders' equity............................   5,275       6,015       6,015    7,512
                                                              -------     -------     -------  -------
          Total capitalization............................... $10,944     $10,944     $11,234  $13,848
                                                              =======     =======     =======  =======

--------
(1)Cash proceeds may be used for general corporate purposes, including working capital needs, capital expenditures and acquisitions.
(2)Assumes a common stock public offering price of $96.08 per share, the closing price of our common stock on the New York Stock Exchange on November 7, 2001.
(3)Borrowings of approximately $315 million incurred subsequent to September 30, 2001 in connection with our acquisition of the Electronics and Information Systems Group of AeroJet-General Corporation are not reflected.
(4)Assumes that we will issue the maximum number of shares of our common stock available for issuance in the Newport News acquisition.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

   Our common stock is listed and principally traded on the New York Stock Exchange under the symbol "NOC." The following table sets forth, for the calendar quarters indicated, the high and low last reported sale prices per share of our common stock as reported on the New York Stock Exchange Composite Transaction Tape. The following tables also set forth the cash dividends declared per share on our common stock for the corresponding periods.

     Period                                         High    Low   Dividend
     ------                                        ------- ------ --------
     1999:
        First Quarter............................. $ 75.63 $56.63  $0.40
        Second Quarter............................   73.88  57.31   0.40
        Third Quarter.............................   75.94  59.56   0.40
        Fourth Quarter............................   63.31  47.00   0.40

     2000:
        First Quarter............................. $ 55.63 $42.63  $0.40
        Second Quarter............................   81.38  51.19   0.40
        Third Quarter.............................   93.25  64.38   0.40
        Fourth Quarter............................   93.88  74.00   0.40

     2001:
        First Quarter............................. $ 99.09 $79.13  $0.40
        Second Quarter............................   95.37  77.60   0.40
        Third Quarter.............................  102.97  77.00   0.40
        Fourth Quarter (through November 7, 2001).  108.97  96.08     --

   The last reported sale price for our common stock on November 7, 2001 was $96.08. The approximate number of holders of record of our common stock on November 7, 2001 was 13,536. Our credit facilities restrict our ability to pay dividends to our stockholders under provisions that we do not currently believe will limit our ability to pay dividends at the current rate.

                                 UNDERWRITING

   Northrop Grumman and the underwriters named below have entered into an underwriting agreement with respect to the common stock. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares set forth in the following table.

                                                   Number of Shares
                         Underwriters              ----------------
             Salomon Smith Barney Inc.............
             J.P. Morgan Securities Inc...........
             Goldman, Sachs & Co..................
             Merrill Lynch, Pierce, Fenner & Smith
                      Incorporated................
             Lehman Brothers Inc..................
             SG Cowen Securities Corporation......
             First Union Securities, Inc..........
             BNY Capital Markets, Inc.............
             Scotia Capital (USA) Inc.............
             BNP Paribas Securities Corp..........
                                                      ---------
                Total.............................    8,000,000
                                                      =========

   If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,200,000 shares from us to cover such sales. They may exercise that option for 30 days. If any units are purchased pursuant to this option, the underwriters will severally purchase units in approximately the same proportion as set forth above.

   The following table summarizes the underwriting discounts and commissions we will pay.

                         No Exercise Full Exercise
Paid by Northrop Grumman ----------- -------------
       Per Share........      $            $
       Total............      $            $

   Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a
discount from the public offering price of up to $    per share. Any such
securities dealers may resell any share purchased from the underwriters to certain other brokers or dealers at a discount from the public offering price
of up to $    per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

   The underwriters will donate 25,000 of the 8,000,000 shares of common stock they are purchasing from us in this offering to the Twin Towers Fund. Each underwriter's donation will be based on its proportionate participation in the concurrent offerings.

   In connection with this offering, the underwriters may purchase and sell the shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that will adversely affect investors who purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the shares while this offering is in progress.

   The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased the shares sold by or for the account of such underwriter in stabilizing or short-covering transactions.

   These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the shares. As a result, the price of the shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

   We and our executive officers and directors have agreed for a period of 90 days from the date of this prospectus supplement, subject to certain exceptions, not to offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act of 1933 relating to, shares of our common stock, securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such aforementioned transaction is to be settled by delivery of offer, sale, disposition or filing, without the prior written consent of J.P. Morgan Securities Inc. and Salomon Smith Barney Inc. We may take such actions with respect to currently contemplated issuances of our common stock, issuances of our common stock as consideration in future acquisitions and transfers of our common stock to affiliates. Our executive officers and directors may each sell up to 50,000 shares of our common stock during the period beginning on the 30th day after the date of this prospectus supplement and ending on the 90th day following the date of this prospectus supplement.

   We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

   From time to time, the underwriters and certain of their affiliates have engaged, and may in the future engage, in transactions with, and perform services for, us and our affiliates in the ordinary course of business. Concurrently with this offering, we are also offering 4,000,000 equity security units, with an over-allotment option of 600,000 equity security units, for which the underwriters of this offering are also acting as underwriters under a separate underwriting agreement. The two offerings are not conditioned on each other. In addition, the underwriters, or their affiliates, except for Goldman, Sachs & Co., Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, are lenders under the five-year and the 364-day revolving credit agreements dated as of March 30, 2001, among us and the lenders listed therein, borrowings under which will be repaid from the net proceeds of this offering and the concurrent common stock offering. We estimate, based on information currently available, that the underwriters and their affiliates will be repaid
approximately $    million from the application of the net proceeds of the
offerings.

   First Union Securities, Inc. (acting under the trade name Wachovia Securities) is an indirect, wholly-owned subsidiary of Wachovia Corporation. Wachovia Corporation conducts its investment banking, institutional and capital markets businesses through its various bank, broker-dealer and nonbank subsidiaries (including First Union Securities, Inc.) under the trade name of Wachovia Securities. Any references to Wachovia Securities in this prospectus supplement, however, do not include Wachovia Securities, Inc., member NASD/SIPC and a separate broker-dealer subsidiary of Wachovia Corporation and an affiliate of First Union Securities, Inc., which may or may not be participating as a selling dealer in the distribution of the securities offered by this prospectus supplement.

                                 LEGAL MATTERS

   The validity of the shares of common stock offered by us will be passed upon for us by Sheppard, Mullin, Richter & Hampton LLP, Los Angeles, California. Certain legal matters will be passed upon for the underwriters by Cleary, Gottlieb, Steen & Hamilton, New York, New York.

                      WHERE YOU CAN FIND MORE INFORMATION

   Northrop Grumman and its subsidiaries have filed annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any such report, statement or other information at the SEC's public reference rooms at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain additional information about the public reference rooms by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC. You may also read such reports, proxy statements and other documents at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

   We are "incorporating by reference" information into this prospectus supplement. This means that we are disclosing important information to you by referring you to another document that has been filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus supplement. Information that is filed with the SEC after the date of this prospectus supplement will automatically modify and supersede the information included or incorporated by reference in this prospectus supplement to the extent that the subsequently filed information modifies or supersedes the existing information. We incorporate by reference our future filings with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we complete this offering.

   The following documents filed with the SEC by Northrop Grumman are hereby incorporated by reference:

    . Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2001, June 30, 2001 and September 30, 2001;

    . Current Reports on Form 8-K and Form 8-K/A filed April 17, 2001 and June 14, 2001, respectively;

    . Form 8-A registering our common stock under the Securities Exchange Act of 1934, filed on March 28, 2001; and

    . Form 8-A registering our Series B preferred stock under the Securities Exchange Act of 1934, filed on March 7, 2001.

   The following document filed with the SEC by Northrop Grumman Systems Corporation (SEC File Number 2-26850) is hereby incorporated by reference:

    .  Annual Report on Form 10-K/A for the fiscal year ended December 31, 2000.

   The following documents filed with the SEC by Litton Industries, Inc. (SEC File Number 1-3998) are hereby incorporated by reference:

    .  Annual Report on Form 10-K for the fiscal year ended July 31, 2000; and

    . Quarterly Reports on Form 10-Q for the fiscal quarters ended October 31, 2000 and January 31, 2001.

   You may request a copy of any of these filings at no cost by writing to or telephoning us at the following address and telephone number: John H. Mullan, Corporate Vice President and Secretary, 1840 Century Park East, Los Angeles, California 90067, telephone (310) 201-3081.

   We maintain an Internet site at http://www.northgrum.com. The information contained at our Internet site is not incorporated by reference in this prospectus supplement, and you should not consider it a part of this prospectus supplement.

   Any statement made in this prospectus supplement concerning the contents of any contract, agreement or other document is only a summary of the actual document. You may obtain a copy of any document summarized in this prospectus supplement at no cost by writing to or telephoning us at the address and telephone number given above. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

PROSPECTUS

                                $2,000,000,000

                         Northrop Grumman Corporation

                                Debt Securities
                                Preferred Stock
                                 Common Stock
                     Warrants to Purchase Debt Securities
                    Warrants to Purchase Equity Securities
                           Stock Purchase Contracts
                             Stock Purchase Units

   You should read this prospectus and any supplement carefully before you invest.

   This prospectus describes debt and equity securities that we may issue and sell at various times:

    . Our prospectus supplements will contain the specific terms of each issuance of debt or equity securities.

    . We can issue debt and equity securities with a total offering price of up to $2,000,000,000 under this prospectus.

    . We may sell the debt and equity securities to or through underwriters, dealers or agents. We also may sell debt and equity securities directly to investors.

   Our common shares are listed on the New York Stock Exchange and the Pacific Stock Exchange under the trading symbol "NOC." Our Series B preferred shares are listed on the New York Stock Exchange under the trading symbol "NOC pb." We will not sell any of the securities being offered without delivery of the applicable prospectus supplement describing the method and terms of the offering of such series of securities being offered. Any common stock sold pursuant to a prospectus supplement will be listed on the New York Stock Exchange and the Pacific Stock Exchange, subject to official notice of issuance.

   Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                  This prospectus is dated October 26, 2001.

                               TABLE OF CONTENTS

ABOUT THIS PROSPECTUS...............................................  2

WHERE YOU CAN FIND MORE INFORMATION.................................  3

FORWARD-LOOKING STATEMENTS AND IMPORTANT FACTORS....................  4

NORTHROP GRUMMAN CORPORATION........................................  6

USE OF PROCEEDS.....................................................  7

RATIO OF EARNINGS TO FIXED CHARGES..................................  7

DESCRIPTION OF DEBT SECURITIES......................................  8

DESCRIPTION OF PREFERRED STOCK...................................... 14

DESCRIPTION OF COMMON STOCK......................................... 19

DESCRIPTION OF WARRANTS............................................. 20

DESCRIPTION OF THE STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS 21

PLAN OF DISTRIBUTION................................................ 22

VALIDITY OF THE DEBT AND EQUITY SECURITIES.......................... 23

EXPERTS............................................................. 23

                             ABOUT THIS PROSPECTUS

   This prospectus is part of a registration statement that we filed with the SEC using a "shelf" registration process. Under this shelf registration process, we may sell any combination of the debt and equity securities described in this prospectus in one or more offerings for total proceeds of up to $2,000,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. This prospectus supplement may add, update or change information contained in this prospectus. It is important for you to consider the information contained in this prospectus and any prospectus supplement together with additional information described under the heading, "Where You Can Find More Information."

   References to "Northrop Grumman" refer to Northrop Grumman Corporation, formerly NNG, Inc.; references in this prospectus to "Northrop Systems" refer to Northrop Grumman Systems Corporation, formerly Northrop Grumman Corporation; references to "Litton" refer to Litton Industries, Inc. Unless the context requires otherwise, references to "we," "us" or "our" refer collectively to Northrop Grumman and its subsidiaries.

   You should rely only on the information incorporated by reference or provided in the prospectus or a prospectus supplement. We have not authorized anyone else to provide you with different information. Neither we, nor any other person on behalf of us, are making an offer to sell or soliciting an offer to buy any of the securities described in this prospectus or in a prospectus supplement in any state where the offer is not permitted by law. You should not assume that the information in this prospectus or a prospectus supplement is accurate as of any date other than the date on the front of the documents. There may have been changes in our affairs since the date of the prospectus or a prospectus supplement.

                      WHERE YOU CAN FIND MORE INFORMATION

   Northrop Grumman and its subsidiaries Northrop Systems and Litton have filed annual, quarterly and current reports, proxy statements and other information with the SEC. Northrop Grumman has succeeded to the filing obligations of Northrop Systems and all future filings by Northrop Grumman will be on a consolidated basis with Northrop Systems and Litton. Litton is no longer obligated to file reports with the SEC. You may read and copy any such report, statement or other information at the SEC's public reference rooms at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain additional information about the public reference rooms by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC. You may also read such reports, proxy statements and other documents at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

   We are "incorporating by reference" information into this prospectus. This means that we are disclosing important information to you by referring you to another document that has been filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. Information that is filed with the SEC after the date of this prospectus will automatically modify and supersede the information included or incorporated by reference in this prospectus to the extent that the subsequently filed information modifies or supersedes the existing information. We incorporate by reference our future filings with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we complete this offering.

   The following documents filed with the SEC by Northrop Grumman are hereby incorporated by reference:

    . Quarterly Reports on Form 10-Q for the fiscal quarters ended June 30, 2001 and March 31, 2001;

    . Current Reports on Form 8-K and Form 8-K/A filed April 17, 2001 and June 14, 2001, respectively;

    . Form 8-A registering our common stock under the Securities Exchange Act of 1934, filed on March 28, 2001; and

    . Form 8-A registering our Series B preferred stock under the Securities Exchange Act of 1934, filed on March 27, 2001.

   The following document filed with the SEC by Northrop Systems (SEC File Number 2-26850) is hereby incorporated by reference:

    .  Annual Report on Form 10-K/A for the fiscal year ended December 31, 2000.

   The following documents filed with the SEC by Litton (SEC File Number 1-3998) are hereby incorporated by reference:

    .  Annual Report on Form 10-K for the fiscal year ended July 31, 2000; and

    . Quarterly Reports on Form 10-Q for the fiscal quarters ended October 31, 2000 and January 31, 2001.

   You may request a copy of any of these filings at no cost by writing to or telephoning us at the following address and telephone number: John H. Mullan, Corporate Vice President and Secretary, 1840 Century Park East, Los Angeles, California 90067, telephone (310) 201-3081.

   We maintain an Internet site at http://www.northgrum.com. The information contained at our Internet site is not incorporated by reference in this prospectus, and you should not consider it a part of this prospectus.

   Any statement made in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual document. You may obtain a copy of any document summarized in this prospectus at no cost by writing to or telephoning us at the address and telephone number given above. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

               FORWARD-LOOKING STATEMENTS AND IMPORTANT FACTORS

   Some of the information included in this prospectus and in the documents incorporated by reference are forward-looking statements within the meaning of the securities laws. These statements concern our plans, expectations and objectives for future operations. These include statements and assumptions with respect to expected future revenues, margins, program performance, earnings and cash flows, acquisitions of new contracts, the outcome of competitions for new programs, the outcome of contingencies including litigation and environmental remediation, the effect of completed and planned acquisitions and divestitures of businesses or business assets, the anticipated costs of capital investments, and anticipated industry trends. Our actual results and trends may differ materially from the information, statements and assumptions as described, and actual results could be materially less than our planned results.

   Important factors that could cause actual results to differ materially from those suggested by the forward-looking statements include:

    . We depend on a limited number of customers. We are heavily dependent on government contracts many of which are only partially funded; the termination or failure to fund one or more significant contracts could have a negative impact on our operations. We are a supplier, either directly or as a subcontractor or team member, to the U.S. Government and its agencies as well as foreign governments and agencies. These contracts are subject to each customers' political and budgetary constraints, changes in short-range and long-range plans, the timing of contract awards, the congressional budget authorization and appropriation processes, the government's ability to terminate contracts for convenience or for default, as well as other risks such as contractor debarment in the event of certain violations of legal and regulatory requirements.

    . Many of our contracts are fixed price contracts. While firm, fixed price contracts allow us to benefit from cost savings, they also expose us to the risk of cost overruns. If our initial estimates used for calculating the contract price are incorrect, we can incur losses on those contracts. In addition, some of our contracts have provisions relating to cost controls and audit rights and if we fail to meet the terms specified in those contracts then we may not realize their full benefits. Our ability to manage costs on these contracts may affect our financial condition. Lower earnings caused by cost overruns and cost controls would have an adverse effect on our financial results.

    . We are subject to significant competition. Our markets include defense and commercial areas where we compete with companies of substantial size and resources. Our success or failure in winning new contracts or follow on orders for our existing or future products may cause material fluctuations in our future revenues and operating results.

    . Our operations may be subject to events that cause adverse effects on our ability to meet contract obligations within anticipated cost and time parameters. We may encounter internal problems and delays in delivery as a result of issues with respect to design, technology, licensing and patent rights, labor or materials and components that prevent us from achieving contract requirements. We may be affected by delivery or performance issues with key suppliers and subcontractors, as well as other factors inherent in our businesses which may cause operating results to be adversely affected. Changes in inventory requirements or other production cost increases may also have a negative impact on our operating results.

    . We must integrate our acquisitions successfully. Acquiring businesses is a significant challenge. If we do not execute our acquisition and integration plans for these businesses in accordance with our strategic timetable, our operating results may be adversely affected. We acquired several businesses in 2000 and 2001, including Litton. We believe our integration processes are well-suited to achieve the anticipated strategic and operating benefits of these acquisitions, but if we do not perform our plans as intended, or if we encounter unforeseen problems in the acquired businesses, or problems in those businesses develop subsequent to acquisition, our operating results may be adversely affected. Among the factors that may be involved would be unforeseen costs and expenses, previously undisclosed liabilities, diversion of management focus, and any effects of complying with government-imposed organizational conflicts of interest rules as a result of the acquisitions.

    . We rely on continuous innovation. We are dependent upon our ability to anticipate changing needs for defense products, military and civilian electronic systems and support, and information technology. Our success is dependent on designing new products which will respond to such requirements within customers' price limitations.

    . We face significant challenges in the international marketplace. Our international business is subject to changes in import and export policies, technology transfer restrictions, limitations imposed by United States law that are not applicable to our foreign competitors, and other legal, financial and governmental risks.

    . We assume that any divestiture of non-core businesses and assets will be completed successfully. Our performance may be affected by our inability to successfully dispose of assets and businesses that do not fit with or are no longer appropriate to our strategic plan. If any sales of such businesses or assets can only be made at a loss, our earnings will be negatively impacted.

    . We are subject to environmental and other liabilities. Our performance may be affected by known environmental risks, pending litigation and other loss contingencies, if not resolved within the parameters of our internal plans, and by unanticipated environmental or other liabilities.

    . Our pension income may fluctuate. Pension income, a non-cash item which is included in our earnings, is based on assumptions of market performance and actual performance may differ. If an event causes us to revalue our pension income during the calendar year, the portion of our earnings attributed to pension income could vary significantly.

    . Our indebtedness, incurred in connection with the Litton acquisition, is higher than our indebtedness at December 31, 2000. The increase in debt will increase demands on our cash resources.

   Additional information with respect to risks and uncertainties in our business is contained in our SEC filings, including, without limitation, Northrop Systems' Annual Report on Form 10-K/A for the year ended December 31, 2000 and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001.

   Accordingly, you should not rely on the accuracy of predictions contained in forward-looking statements. These statements speak only as of the date of this prospectus, or, in the case of documents incorporated by reference, the date of those documents. We cannot undertake any obligation to update our forward-looking statements to reflect events, circumstances, changes in expectations or the occurrence of unanticipated events occurring after the date of those statements.

                         NORTHROP GRUMMAN CORPORATION

   We are a leading global aerospace and defense company providing products and services in defense and commercial electronics, systems integration, information technology and non-nuclear shipbuilding and systems. As a prime contractor, principal subcontractor, partner, or preferred supplier, we participate in many high-priority defense and commercial technology programs in the United States and abroad. We are a holding company formed in connection with our acquisition of Litton in April 2001. Our principal executive offices are located at 1840 Century Park East, Los Angeles, California 90067 and our telephone number is (310) 553-6262.

   We are aligned into five business sectors: Integrated Systems, Electronic Systems, Information Technology, Ship Systems and Component Technologies.

   Integrated Systems. This sector includes the design, development and production of airborne early warning, electronic warfare and surveillance and battlefield management systems. Integrated Systems is the prime contractor for the Joint STARS advanced airborne targeting and battle management system, the U.S. Air Force's B-2 Spirit stealth bomber, unmanned vehicles including The Global Hawk, and the EA-6B Prowler electronic countermeasures aircraft, and is upgrading the E-2C Hawkeye early warning aircraft. Integrated Systems also has a principal role in producing the U.S. Navy's F/A 18 Hornet strike fighter.

   Electronic Systems. This sector includes the design, development, manufacture and integration of a wide variety of defense electronics and systems, airspace management systems, precision weapons, marine systems, logistics systems, space systems, and automation and information systems. Significant programs include fire control radars for the F-16 and F-22 fighter aircraft and the Longbow Apache helicopter, the AWACS airborne early warning radar, the Joint STARS air-to-ground surveillance radar sensor, the Longbow Hellfire missile and the BAT "brilliant" anti-armor submunition. This sector also provides tactical military radars and country-wide air defense systems, plus airborne electronic countermeasures systems intended to jam enemy aircraft and weapons systems. The sector includes our advanced electronics businesses, which design, develop and manufacture inertial navigation, guidance and control, IFF (identification friend or foe), and marine electronic systems, and provide electronic warfare systems and integrate avionics systems and shipboard information and communication systems. The U.S. Government is a significant customer.

   Information Technology. This sector includes the design, development, operation and support of computer systems for scientific and management information. Information Technology has extensive expertise in command, control, communications, computers, intelligence, surveillance and reconnaissance (C4ISR). It is a key management support element for major weapons systems, such as the U.S. Navy's AEGIS class destroyer and also provides mission planning for the U.S. Navy, Air Force and Special Operations Command. Information Technology provides base operations support for NASA's Kennedy Space Center, Cape Canaveral Air Station and Patrick Air Force Base, among others. In addition, Information Technology provides information technology services to commercial customers and to our other sectors. Information Technology includes our information systems businesses, which design, develop, integrate and support computer-based information systems and provide information technology and services primarily for government customers.

   Ship Systems. This sector is engaged in the building of large multimission non-nuclear surface ships for the U.S. Navy as well as for other government and commercial customers worldwide and is a provider of overhaul, repair, modernization, ship design and engineering services. The U.S. Government is a significant customer.

   Component Technologies. This sector includes international suppliers of complex backplanes, connectors, laser crystals, solder materials, specialty products and other electronic components used primarily in the telecommunications, industrial and computer markets.

                                USE OF PROCEEDS

   We will use the net proceeds from the sale of the debt and equity securities for general corporate purposes. These purposes may include repayment of debt, working capital needs, capital expenditures, acquisitions and any other general corporate purpose. If we identify a specific purpose for the net proceeds of an offering, we will describe that purpose in the applicable prospectus supplement.

                      RATIO OF EARNINGS TO FIXED CHARGES

   The following table sets forth our ratios of earnings to fixed charges for each of the fiscal years ended December 31, 1996 through December 31, 2000 and for the six months ended June 30, 2000 and June 30, 2001.

                      Six Months
                    Ended June 30, Year Ended December 31,
                    -------------- ------------------------
                     2001    2000  2000 1999 1998 1997 1996
                    ----    ----   ---- ---- ---- ---- ----
                    2.61    5.34   5.26 3.78 2.11 2.68 2.50

   For purposes of computing the ratios of earnings to fixed charges, earnings represent earnings from continuing operations before income taxes and fixed charges, and fixed charges consist of interest expense, the portion of rental expense calculated to be representative of the interest factor, amortization of discounts and capitalized expenses related to indebtedness, and preferred stock dividends. The ratios should be read in conjunction with the financial statements and other financial data included or incorporated by reference in this prospectus. See "Where You Can Find More Information."

                        DESCRIPTION OF DEBT SECURITIES

   As used in this prospectus, "debt securities" means the senior and subordinated debentures, notes, bonds and other evidences of indebtedness that we issue and a trustee authenticates and delivers under the applicable indenture. We will describe the particular terms of any series of debt securities, and the extent to which the general terms summarized below may apply, in the prospectus supplement relating to that series.

   We will issue senior debt securities and subordinated debt securities under separate indentures between us and The Chase Manhattan Bank, as trustee. We have summarized the material provisions of the indentures on the following pages. We filed the forms of both the senior indenture and the subordinated indenture as exhibits to this registration statement and you should read the indentures for provisions that may be important to you. If you would like more information on these provisions, see "Where You Can Find More Information" on how to locate the indentures. We refer to the senior indenture and the subordinated indenture as the "indenture."

   If we use another trustee or another indenture for a series of debt securities, we will provide the details in a prospectus supplement. We will file the forms of any other indentures with the SEC at the time we use them.

Terms

   The indenture provides for the issuance of debt securities in one or more series. A prospectus supplement relating to a series of debt securities will include specific terms relating to the offering. These terms will include some or all of the following:

    .  the title and type of the debt securities;

    . whether the debt securities will be senior or subordinated debt securities and the terms of the subordination provisions;

    .  any limit on the total principal amount of the debt securities;

    . the person who will receive interest payments on any debt securities if other than the registered holder;

    .  the price or prices at which we will sell the debt securities;

    .  the maturity date or dates of the debt securities;

    . the rate or rates, which may be fixed or variable, per annum at which the debt securities will bear interest and the date from which such interest will accrue;

    .  the dates on which interest will be payable and the related record dates;

    . whether any index, formula or other method will determine payments of principal or interest and the manner of determining the amount of such payments;

    .  the place or places of payments on the debt securities;

    .  whether the debt securities are redeemable;

    . any redemption dates, prices, obligations and restrictions on the debt securities;

    . any mandatory or optional sinking fund or purchase fund or analogous provisions;

    . the denominations of the debt securities if other than $1,000 or multiples of $1,000;

    .  the currency of principal and interest payments if other than US Dollars;

    .  any provisions granting special rights if certain events happen;

    . any deletions from, changes in or additions to the events of default or the covenants specified in the indenture;

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    .  any trustees, authenticating or paying agents, transfer agents, registrars or other agents for the debt securities if other than The Chase Manhattan Bank;

    .  any conversion or exchange features of the debt securities;

    . whether we will issue the debt securities as original issue discount securities for federal income tax purposes;

    .  any special tax implications of the debt securities;

    .  the terms of payment upon acceleration; and

    .  any other material terms of the debt securities.

   We may issue debt securities that are convertible into or exchangeable for our common stock or other securities, or the debt or equity of another company. If we issue these types of debt securities, we will provide additional information in a prospectus supplement.

   We may sell debt securities at a discount below their stated principal amount, bearing no interest or interest at a rate that, at the time of issuance, is different than market rates. When we refer to the principal and interest on debt securities, we also mean the payment of any additional amounts that we must pay under the indenture or the debt securities, including amounts for certain taxes, assessments or other governmental charges which holders of debt securities must pay.

Denomination, Form, Payment and Transfer

   Normally, we will denominate and make payments on debt securities in U.S. dollars. If we issue debt securities denominated, or with payments, in a foreign or composite currency, a prospectus supplement will specify the currency or composite currency.

   We may from time to time issue debt securities as registered securities. This means that holders will be entitled to receive certificates representing the debt securities registered in their name. You can transfer or exchange debt securities in registered form without service charge, upon reimbursement of any taxes or government charges. You can make this transfer or exchange at the trustee's corporate trust office or at any other office we maintain for such purposes. If the debt securities are in registered form, we can pay interest by check mailed to the person in whose name the debt securities are registered on the days specified in the indenture.

   As a general rule, however, we will issue debt securities in book-entry form. This means that one or more permanent global certificates registered in the name of a depositary, or a nominee of the depositary, will represent the debt securities. Only persons who have accounts with depositaries, which are known as participants, or persons that may hold interests through participants, can have beneficial ownership interests in global certificates representing a series of debt securities. The depositary will maintain a computerized book-entry and transfer system that keeps track of the principal amounts of debt securities held in the accounts of participants. Participants keep records of the interests of their clients who have purchased debt securities through them. Beneficial ownership interests in debt securities issued in book-entry form may be shown only on, and may be transferred only through, records maintained by the depositary and its participants. Some states require that certain purchasers receive securities only in certificate form. These state laws may limit the ability of beneficial owners to transfer their interests.

   The Depository Trust Company, or DTC, frequently acts as the depositary for debt securities. DTC is owned by a number of its participants and by the NYSE, AMEX and the NASD. The information below regarding DTC, which DTC provides, is included informational purposes only. You should not treat it as a representation, warranty or contract modification of any kind. If we issue the debt securities of any series in book-entry form and the depositary is someone other than DTC, we will provide you with additional information in a prospectus supplement.

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   DTC holds securities that its participants deposit. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. DTC's book-entry system is also available to other organizations such as securities brokers and dealers, banks and trust companies that work through a participant. DTC electronically records the settlement among participants of their securities transactions in deposited securities. Issuers make interest and principal payments to DTC, which in turn credits payments to participants' accounts according to their beneficial ownership interests as reflected in DTC's records. In addition, DTC currently assigns any voting rights to participants by using an omnibus proxy. These payments and voting rights are governed by the customary practices between the participants and holders of beneficial interests.

   DTC will be the sole owner of the global certificates. We, the trustee and the paying agent have no responsibility or liability for the records relating to beneficial ownership interests in the global certificates or for the payments of principal and interest due for the accounts of beneficial holders of interests in the global certificates. The global certificates representing a series of debt securities normally may not be transferred except by DTC to its nominees or successors in accordance with the indenture. A series of debt securities represented by global certificates will be exchangeable for debt securities in registered form with the same terms in authorized denominations if:

    . DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and we do not appoint a successor depositary within 90 days; or

    . we decide not to require all of the debt securities of a series to be represented by global certificates and notify the trustee of that decision.

Events of Default

   Unless we indicate otherwise in a prospectus supplement, the following are events of default under the indenture with respect to any issued debt securities:

    . failure to pay the principal or any premium on any debt security of that series when due;

    . failure for 30 days to pay interest on any debt security of that series when due;

    . failure to deposit any sinking fund payment on any debt security of that series when due;

    . failure to perform any other covenant in the indenture that continues for 90 days after we have been given written notice of such failure; or

    . the occurrence of certain events in bankruptcy, insolvency or reorganization.

   An event of default for one series of debt securities does not necessarily constitute an event of default for any other series. The trustee may withhold notice to the debt securities holders of any default, except a payment default, if it considers such action to be in the holders' interests.

   If an event of default occurs and continues, the trustee, or the holders of at least 25% in aggregate principal amount of the debt securities of the series, may declare the entire principal of all the debt securities of that series to be due and payable immediately. If this happens, under a number of circumstances, the holders of a majority of the aggregate principal amount of the debt securities of that series can void the acceleration of payment.

   The indenture provides that the trustee has no obligation to exercise any of its rights at the direction of any holders, unless the holders offer the trustee reasonable indemnity. If they provide this indemnification, the holders of a majority in principal amount of any series of debt securities have the right to direct any proceeding, remedy, or power available to the trustee with respect to that series.

Subordination

   The subordinated debt securities will be subordinated and junior in right of payment to all our senior indebtedness to the extent set forth in the applicable prospectus supplement.

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Conversion Rights

   We will describe the terms upon which debt securities may be convertible into our common stock or other securities in a prospectus supplement. These terms will include provisions as to whether conversion is mandatory or optional. They may also include provisions adjusting the number of shares of our common stock or other securities.

Our Obligations Under the Senior Indenture

   Under the senior indenture, we will agree to the following:

   Limitations on Liens. The senior indenture restricts our ability to encumber our assets and the assets of our restricted subsidiaries. If we, or any restricted subsidiary, pledge or mortgage any of our property to secure any debt, then we will, unless an exception applies, pledge or mortgage the same property to the trustee to secure the debt securities for as long as such debt is secured by such property. Restricted subsidiary means one of our subsidiaries that has substantially all of its assets located in, or carries on substantially all of its business in, the United States.

   This restriction will not apply in various situations. We may encumber assets if the encumbrance is a permitted lien, as defined below, without regard to the amount of debt secured by the encumbrance. We may also encumber assets if the amount of all debt secured by encumbrances, other than some permitted encumbrances, does not exceed the greater of $1,000,000,000 or 10% of our consolidated net tangible assets. Consolidated net tangible assets means our total assets, including the assets of our subsidiaries, as reflected in our most recent balance sheet, less current liabilities, goodwill, patents and trademarks. Permitted liens include:

    . liens on a corporation's property, stock or debt at the time it becomes a restricted subsidiary;

    . liens on property at the time we or a restricted subsidiary acquire the property;

    . liens securing debt owing by a restricted subsidiary to us or another restricted subsidiary;

    .  liens existing at the time the senior indenture becomes effective;

    . liens on property of an entity at the time such entity is merged into or consolidated with us or a restricted subsidiary or at the time we or a restricted subsidiary acquire all or substantially all of the assets of the entity;

    . liens in favor of any governmental customer to secure payments or performance pursuant to any contract or statute, or to secure indebtedness we incur with respect to the acquisition or construction of the property subject to the liens, any related indebtedness, or debt guaranteed by a government or governmental authority; and

    . any renewal, extension or replacement for any lien permitted by one of the exceptions described above.

   Limitations on Sale Leaseback Arrangements. Except under various circumstances, the senior indenture also restricts our ability and the ability of any restricted subsidiaries to enter into sale-leaseback transactions. Such an arrangement is permissible if we or our restricted subsidiary would be permitted to incur indebtedness secured by a principal property at least equal in amount to the attributable debt with respect to such arrangement. Sale-leaseback transaction means, subject to some exceptions, an arrangement pursuant to which we, or a restricted subsidiary, transfer a principal property to a person and contemporaneously lease it back from that person. Principal property means, with some exceptions, any manufacturing plant or facility located in the United States which we or one or more of our restricted subsidiaries owns, except any plant or facility which our board of directors determines is not of material importance to our total business. Attributable debt for a sale and leaseback transaction means the lesser of the fair value of such property as determined by our board of directors or the present value of the obligation of the lessee for net rental payments during the remaining term of the lease.

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   The applicable indenture will not otherwise limit our ability to incur additional debt, unless we tell you this in a prospectus supplement.

Consolidation, Merger or Sale

   We may neither consolidate with nor merge into another corporation nor transfer all or substantially all of our assets to another corporation unless:

    . the successor corporation assumes all of our obligations under the debt securities and the indenture;

    . immediately following the transaction, no event of default and no circumstances which, after notice or lapse of time or both, would become an event of default, shall have happened and be continuing; and

    . we have delivered to the trustee an officers' certificate and a legal opinion confirming that we have complied with the indenture.

Defeasance and Covenant Defeasance

   Any series of our debt securities is subject to the defeasance and discharge provisions of the applicable indenture. Under those provisions, we may elect either:

    . to defease and be discharged from any and all our obligations with respect to those debt securities, except for the rights of holders of those debt securities to receive payments on the securities solely from the trust fund established pursuant to the indenture and the obligations to exchange or register the transfer of the securities, to replace temporary or mutilated, destroyed, lost or stolen securities, to maintain an office or agency with respect to the securities and to hold moneys for payment in trust ("defeasance"); or

    . to be released from our obligations with respect to those debt securities concerning restrictive covenants which are subject to covenant defeasance, and the occurrence of certain events of default with respect to those restrictive covenants shall no longer be an event default ("covenant defeasance").

   To invoke defeasance or covenant defeasance with respect to any series of debt securities, we must irrevocably deposit with the trustee, in trust, money or U.S. Government obligations, or both, which will provide money in an amount sufficient to pay all sums due on that series.

   As a condition to defeasance or covenant defeasance, we must deliver to the indenture trustee an opinion of counsel stating that holders of the debt securities will not recognize gain or loss for federal income tax purposes as a result of the defeasance or covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if we did not elect the defeasance or covenant defeasance. We may exercise our defeasance option with respect to the securities notwithstanding our prior exercise of our covenant defeasance option. If we exercise our defeasance option, payment of the securities may not be accelerated by the reference to restrictive covenants which are subject to covenant defeasance. If we do not comply with our remaining obligations after exercising our covenant defeasance option and the securities are declared due and payable because of the occurrence of any event of default, the amount of money and U.S. Government obligations on deposit in the defeasance trust may be insufficient to pay amounts due on the securities at the time of the acceleration. However, we will remain liable for those payments.

Changes to the Indenture

   Holders who own more than 50% in principal amount of the debt securities of a series can agree with us to change the provisions of the indenture relating to that series. However, no change can affect the payment

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

terms or the percentage required to change other terms without the consent of all holders of debt securities of the affected series.

   We may enter into supplemental indentures for other specified purposes and to make changes that would not materially adversely affect the holders' interests, including the creation of any new series of debt securities, without the consent of any holder of debt securities.

Governing Law

   New York law will govern the indentures and the debt securities.

Trustee

   The Chase Manhattan Bank will serve as trustee under each indenture. It is the trustee under the existing senior debt securities indenture of Northrop Systems. If we use a different trustee for any debt securities, we will let you know in a prospectus supplement.

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                        DESCRIPTION OF PREFERRED STOCK

   The following description discusses the general terms of the preferred stock which we have issued and may issue in the future. Our certificate of incorporation, the applicable certificate of designation to our certificate of incorporation and the prospectus supplement will describe the terms of the related series of preferred stock. We will provide you copies of these documents upon request.

   General. Our certificate of incorporation authorizes our board of directors, from time to time and without further stockholder action, to provide for the issuance of up to 10,000,000 shares of preferred stock, par value $1.00 per share. Our board of directors may authorize the issuance of preferred stock in one or more series and may fix the relative rights and preferences of the shares, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges.

   There are 3,500,000 shares of Series B preferred stock, par value $1.00 per share, outstanding as of the date of this prospectus. As of the date of this prospectus, there is no other series of preferred stock outstanding, and there are no agreements or understandings for the issuance of any other preferred stock, except for the issuance of Series A Junior Participating Preferred Stock in connection with preferred share purchase rights attached to our common stock. See "Description of Common Stock--Preferred Share Purchase Rights."

   The shares of any series of preferred stock will be, when issued, fully paid and non-assessable and holders of preferred stock will not have preemptive rights.

Series B Preferred Stock

   The following is a summary of the rights, preferences and privileges of our existing Series B Preferred Stock, as set forth in a Certificate of Designations, Preferences and Rights of Series B Preferred Stock filed with the Secretary of State of Delaware. This summary is not a complete description of such rights, preferences and privileges and the rights of holders of our Series B preferred stock are governed by the precise language of the certificate of designations, not this summary.

   Conversion. Each share of our Series B preferred stock is convertible, at any time, at the option of the holder, into the right to receive shares of our common stock. Initially, each share of Series B preferred stock is convertible into the right to receive the number of shares of common stock equal to the liquidation value per share of Series B preferred stock of $100.00 divided by $109.75.

   The conversion ratio is subject to adjustment in the event of certain dividends and distributions; upon a subdivision or reclassification of the outstanding shares of common stock; a merger or consolidation or the sale of substantially all of our assets; upon the liquidation of Northrop Grumman; upon the occurrence of certain specified distributions with respect to the common stock; and upon certain other events described in the certificate of designations.

   If any adjustment in the number of shares of common stock into which each share of Series B preferred stock may be converted would result in an increase or decrease of less than 1% in the number of shares of common stock into which each share of Series B preferred stock is then convertible, the amount of the adjustment will be carried forward and the adjustment will be made at the time of and together with any subsequent adjustment, which, together with any adjustment amounts carried forward, would equal at least 1% of the number of shares of common stock into which each share of Series B preferred stock is then convertible.

   Liquidation. In any liquidation of Northrop Grumman, each share of Series B preferred stock is entitled to a liquidation preference of $100.00 plus accrued but unpaid dividends, whether or not declared, before any distribution may be made on the common stock or any other class or series of our capital stock which is junior to the Series B preferred stock. In any liquidation of Northrop Grumman, no distribution may be made on any shares of our capital stock ranking on a parity with the Series B preferred stock as to dividends, redemption

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

payments and rights upon liquidation, dissolution or winding up of Northrop Grumman, unless the holders of Series B preferred stock participate ratably in the distribution along with the holders of capital stock ranking on a parity with the Series B preferred Stock as to such matters.

   Reacquired Shares. Any shares of Series B preferred stock converted, redeemed, purchased or otherwise acquired by us will be retired and canceled. The reacquired shares will become authorized but unissued shares of Series B preferred stock, which we may reissue at a later date.

   Rank. The Series B preferred stock ranks with respect to payment of dividends, redemption payments and rights upon liquidation, dissolution or winding up, prior to the common stock and any class or series of Series B preferred stock which by its terms ranks junior to the Series B preferred stock. The Series B preferred stock ranks on parity with each other class or series of preferred stock unless such class or series by its terms ranks senior to the Series B preferred stock.

   Voting Rights. Holders of Series B preferred stock have no voting rights except in certain specified circumstances described below or as required by applicable law. The affirmative vote of the holders of two-thirds of the aggregate number of outstanding shares of the Series B preferred stock is required for an amendment of our certificate of incorporation, for a merger or any other action which would:

    . authorize any class or series of stock ranking prior or senior to the Series B preferred stock as to dividends, redemption payments or rights upon liquidation, dissolution or winding up;

    . adversely alter the preference, special rights or powers given to the Series B preferred stock; or

    . cause or permit the purchase or redemption of less than all of the Series B preferred stock unless all dividends to which such shares are entitled have been declared and paid or provided for.

   If accrued dividends on the Series B preferred stock are not paid for six quarterly dividend periods (whether or not consecutive), a majority of the holders of the Series B preferred stock, voting separately as a class, will have the right to elect two directors. If such holders exercise their right to elect two directors to our board, the size of our board will be increased by two members until the dividends in default are paid in full or payment for the past-due dividends is set aside.

   Dividends. Holders of Series B preferred stock are entitled to cumulative cash dividends, payable quarterly in April, July, October and January of each year at a dividend rate per share $7.00 per year. If dividends are payable and have not been paid or set apart in full, the deficiency must be fully paid or set apart for payment before:

    . distributions or dividends are paid on stock ranking junior to the Series B preferred stock; and

    . the redemption, repurchase or other acquisition for consideration of any shares of our capital stock ranking junior to the Series B preferred stock.

   Mandatory Redemption for Cash After Twenty Years. We are required to redeem all of the shares of Series B preferred stock for cash twenty years and one day from the date of issuance of the Series B preferred stock. The redemption price per share is equal to the liquidation value of $100.00 per share of Series B preferred stock plus accrued but unpaid dividends, whether or not declared, to the mandatory redemption date.

   Optional Redemption for Common Stock After Seven Years. We have the option to redeem shares of the Series B preferred stock in exchange for common stock at any time after the seventh anniversary of the date of the initial issuance of the Series B preferred stock. Upon redemption, holders of Series B preferred stock will receive the number of shares of common stock equal to the liquidation value of $100.00 per share of Series B preferred stock plus accrued but unpaid dividends to the redemption date divided by the current market price of the common stock on the redemption date.

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   Change in Control. Upon a fundamental change in control of Northrop Grumman, as defined below, holders of Series B preferred stock have the right, which may be exercised during the period of 20 business days following notice from us, to exchange their shares of Series B preferred stock for common stock. Each share of Series B preferred stock may be exchanged in such circumstances for that number of shares of common stock determined by dividing the liquidation value of $100.00 per share of Series B preferred stock, plus accrued but unpaid dividends to such date by the current market value of the common stock on the exchange date.

   A "fundamental change in control" is defined as any merger, consolidation, sale of all or substantially all of our assets, liquidation or recapitalization (other than solely a change in the par value of equity securities) of the common stock in which more than one-third of the previously outstanding common stock is exchanged for cash, property or securities other than our capital stock or the capital stock of another corporation.

   If the fundamental change in control occurred as a result of a transaction (excluding certain dividends or distributions on, and reclassifications of, common stock) in which the previously outstanding common stock is changed into or exchanged for different securities of Northrop Grumman or securities of another corporation or interests in a non-corporate entity, the common stock that would otherwise have been issued to a holder of Series B preferred stock for each share of Series B preferred stock will be deemed instead to be the kind and amount of securities and property receivable upon completion of such transaction in respect of the common stock that would result in the fair market value of such securities and property, measured as of the exchange date, being equal to the liquidation value plus accrued and unpaid dividends.

Other Series of Preferred Stock

   The following description discusses the general terms of preferred stock which we may issue in the future. You should refer to the prospectus supplement relating to the class or series of preferred stock being offered for the specific terms of that class or series, including:

    .  the title and stated value of the preferred stock being offered;

    . the number of shares of preferred stock being offered, their liquidation preference per share and their purchase price;

    . the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculating the payment date(s) applicable to the preferred stock being offered;

    . whether dividends shall be cumulative or non-cumulative and, if cumulative, the date from which dividends on the preferred stock being offered shall accumulate;

    . the procedures for any auction and remarketing, if any, for the preferred stock being offered;

    . the provisions for a sinking fund, if any, for the preferred stock being offered;

    . the provisions for redemption, if applicable, of the preferred stock being offered;

    . any listing of the preferred stock being offered on any securities exchange or market;

    . the terms and conditions, if applicable, upon which the preferred stock being offered will be convertible into our common stock, including the conversion price, or the manner of calculating the conversion price, and the conversion period;

    . the terms and conditions, if applicable, upon which the preferred stock being offered will be exchangeable into debt or equity securities, including the exchange price, or the manner of calculating the exchange price, and the exchange period;

    .  voting rights, if any, of the preferred stock being offered;

    . whether interests in the preferred stock being offered will be represented by depositary shares;

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

    . a discussion of any material and/or special United States federal income tax considerations applicable to the preferred stock being offered;

    . the relative ranking and preferences of the preferred stock being offered as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the company;

    . any limitations on the issuance of any class or series of preferred stock ranking senior to or on a parity with the series of preferred stock being offered as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the company; and

    . any other specific terms, preferences, rights, limitations or restrictions of the preferred stock being offered.

   Rank. Unless otherwise specified in the applicable prospectus supplement, the preferred stock will, with respect to distribution rights and rights upon liquidation, dissolution or winding up of the company, rank:

    (a)senior to all classes or series of our common stock and to all equity securities the terms of which specifically provide that such equity securities rank junior to the preferred stock being offered;

    (b)junior to all equity securities issued by us the terms of which specifically provide that such equity securities rank senior to the preferred stock being offered; and

    (c)on a parity with all equity securities issued by us other than those referred to in clauses (a) and (b) of this subheading.

   Distributions. A prospectus supplement will describe the circumstances relating to distributions on our preferred stock. If our board of directors approves distributions, holders of our preferred stock of each series will be entitled to receive distributions out of our assets legally available for payment to stockholders. These distributions may be cash distributions, or distributions in kind or in other property. The prospectus supplement will describe the rates of the distributions and the dates we will make distributions. Each distribution shall be payable to holders of record on such record date as shall be fixed by our board of directors. Distributions on any series of preferred stock, if cumulative, will be cumulative from and after the date set forth in the applicable prospectus supplement.

   Redemption. A prospectus supplement may provide that the preferred stock will be subject to mandatory redemption or redemption at our option, in whole or in part. The prospectus supplement will describe the terms, the times and the redemption prices of the preferred stock.

   Liquidation Preference. If we liquidate, dissolve or wind up our affairs, then, before we make distributions to holders of common stock or any other class or series of shares of our capital stock ranking junior to the preferred stock in the distribution of assets, the holders of each series of preferred stock shall be entitled to receive liquidating distributions out of our assets legally available for distribution to stockholders. We will make liquidating distributions in the amount of the liquidation preference set forth in the applicable prospectus supplement plus an amount equal to all accumulated and unpaid distributions. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of shares of preferred stock will have no right or claim to any of our remaining assets.

   If we liquidate, dissolve or wind up and we do not have enough legally available assets to pay the amount of the liquidating distributions on all outstanding shares of preferred stock and other classes of capital stock ranking equally with the preferred stock in the distribution of assets, then the holders of the preferred stock and all other such classes or series of shares of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

   Voting Rights. Holders of preferred stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law, or as indicated in the applicable prospectus supplement.

   Under the Delaware General Corporation Law, holders of outstanding shares of a series of preferred stock would be entitled to vote as a separate class on a proposed amendment to the terms of that series of preferred stock or our certificate of incorporation if the amendment would increase or decrease the par value of that series of preferred stock or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely, in which case the approval of the proposed amendment would require the affirmative vote of at least a majority of the outstanding shares of that series of preferred stock.

   Conversion Rights. The terms and conditions, if any, upon which any series of preferred stock is convertible into common stock will be set forth in the applicable prospectus supplement. These terms will include the following:

    . the number of shares of common stock into which the shares of preferred stock are convertible;

    .  the conversion price or the manner of calculating the conversion price;

    .  the conversion date(s) or period(s);

    . provisions as to whether conversion will be at the option of the holders of the preferred stock or at our option; and

    . the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of that series of preferred stock.

   Transfer Agent and Registrar. EquiServe Trust Company is the transfer agent and registrar for our Series B preferred stock. We currently plan to retain EquiServe Trust Company to serve as the transfer agent and registrar for any other series of preferred stock that we issue.

                          DESCRIPTION OF COMMON STOCK

   We have authority to issue 400,000,000 shares of common stock, par value $1.00 per share. As of September 25, 2001, 85,611,682 shares of common stock were outstanding. Our common stock is listed on the New York Stock Exchange and the Pacific Stock Exchange.

   Dividends. Dividends may be paid on the common stock and on any class or series of stock entitled to participate with the common stock as to dividends, but only when and as declared by our board of directors.

   Voting Rights. Each holder of our common stock is entitled to one vote per share on all matters submitted to a vote of stockholders and does not have cumulative voting rights for the election of directors.

   Liquidation. If we liquidate, holders of common stock are entitled to receive all remaining assets available for distribution to stockholders after satisfaction of our liabilities and the preferential rights of any preferred stock that may be outstanding at that time.

   Other Rights. Our outstanding common shares are fully paid and nonassessable. The holders of our common stock do not have any preemptive, conversion or redemption rights.

   Registrar and Transfer Agent. The registrar and transfer agent for our common stock is EquiServe Trust Company.

   Preferred Share Purchase Rights. We have adopted a rights plan pursuant to which a preferred share purchase right is attached to each share of our common stock that is or becomes outstanding prior to October 31, 2008. The rights become exercisable 10 days after the public announcement that any person or group has (i) acquired 15% or more of the outstanding shares of our common stock, or (ii) initiated a tender offer for shares of our common stock, which, if consummated, would result in any person or group acquiring 15% or more of the outstanding shares of our common stock. Once exercisable, each right will entitle the holder to purchase one one-thousandth of a share of our Series A junior participating preferred stock, par value $1.00 per share, at a price of $250.00 per one one-thousandth of a share, subject to adjustment. Alternatively, under certain circumstances involving an acquisition of 15% or more of our common stock outstanding, each right will entitle its holder to purchase, at a fifty percent discount, a number of shares of our common stock having a market value of two times the exercise price of the right. We may (i) exchange the rights at an exchange ratio of one share of our common stock per right, and (ii) redeem the rights, at a price of $0.01 per right, at any time prior to an acquisition of 15% or more of the outstanding shares of our common stock by any person or group.

   Some Important Charter and Statutory Provisions. Our certificate of incorporation provides for the division of our board of directors into three classes of directors, each serving staggered, three year terms. Our certificate of incorporation further provides generally that any alteration, amendment or repeal of the sections of our certificate of incorporation dealing with the following subjects requires the approval of the holders of at least 80% of our outstanding voting power, unless such action is approved by a majority of our board of directors:

    .  the election and classification of the board of directors;

    .  liability of directors; and

    .  the vote requirements for amendments to our certificate of incorporation,

If any of these changes to our certificate of incorporation are approved by our board of directors, the approval of a majority of our outstanding voting power is required to make these changes effective.

   These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of the company.

   We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a Delaware corporation which has a class of stock which is listed on a national stock exchange or which has 2,000 or more stockholders of record from engaging in a business combination with an interested stockholder (generally, the beneficial owner of 15% or more of the corporation's outstanding voting stock) for three years following the time the stockholder became an interested stockholder, unless, prior to that time, the corporation's board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, or if at least two-thirds of the outstanding shares not owned by that interested stockholder approve the business combination, or if, upon becoming an interested stockholder, that stockholder owned at least 85% of the outstanding shares, excluding those held by officers, directors and some employee stock plans. A "business combination" includes a merger, asset sale, or other transaction resulting in a financial benefit, other than proportionately as a stockholder, to the interested stockholder.

                            DESCRIPTION OF WARRANTS

   General. We may issue warrants to purchase our debt or equity securities. We may issue warrants independently or together with any offered securities and the warrants may be attached to or separate from those offered securities. We will issue the warrants under warrant agreements to be entered into between us and a bank or trust company, as warrant agent, all as described in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants of the series being offered and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

   The applicable prospectus supplement will describe the following terms, where applicable, of warrants in respect of which this prospectus is being delivered:

    .  the title of the warrants;

    . the designation, amount and terms of the securities for which the warrants are exercisable;

    . the designation and terms of the other securities, if any, with which the warrants are to be issued and the number of warrants issued with each such security;

    .  the price or prices at which the warrants will be issued;

    .  the aggregate number of warrants;

    . any provisions for adjustment of the number or amount of securities receivable upon exercise of the warrants or the exercise price of the warrants;

    . the price or prices at which the securities purchasable upon exercise of the warrants may be purchased;

    . if applicable, the date on and after which the warrants and the securities purchasable upon exercise of the warrants will be separately transferable;

    . if applicable, a discussion of the material United States federal income tax considerations applicable to the exercise of the warrants;

    . any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants;

    . the date on which the right to exercise the warrants shall commence, and the date on which the right shall expire;

    . the maximum or minimum number of warrants which may be exercised at any time; and

    .  information with respect to book-entry procedures, if any.

   Exercise of Warrants. Each warrant will entitle the holder of warrants to purchase for cash the amount of debt or equity securities, at the exercise price as shall be set forth in, or be determinable as set forth in, the prospectus supplement relating to the warrants. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the prospectus supplement relating to the warrants. After the close of business on the expiration date, unexercised warrants will become void.

   Warrants may be exercised as set forth in the prospectus supplement relating to the warrants. When the warrant holder makes the payment and properly completes and signs the warrant certificate at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as possible, forward the debt or equity securities which the warrant holder has purchased. If the warrant holder exercises the warrant for less than all of the warrants represented by the warrant certificates, we will issue a new warrant certificate for the remaining warrants.

                  DESCRIPTION OF THE STOCK PURCHASE CONTRACTS
                           AND STOCK PURCHASE UNITS

   We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and us to sell to the holders, a specified number of shares of common stock at a future date or dates, which we refer to herein as "stock purchase contracts." The price per share of common stock and the number of shares of common stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as part of units consisting of a stock purchase contract and debt securities, obligations of third parties, including U.S. treasury securities, securing the holders' obligations to purchase the common stock under the stock purchase contracts, which we refer to herein as "stock purchase units." The stock purchase contracts may require holders to secure their obligations thereunder in a specified manner. The stock purchase contracts also may require us to make periodic payments to the holders of the stock purchase units or vice versa, and such payments may be unsecured or refunded on some basis.

   The applicable prospectus supplement will describe the terms of the stock purchase contracts or stock purchase units. The description in the prospectus supplement will not necessarily be complete, and reference will be made to the stock purchase contracts, and, if applicable, collateral or depositary arrangements, relating to the stock purchase contracts or stock purchase units. Material United States federal income tax considerations applicable to the stock purchase units and the stock purchase contracts will also be discussed in the applicable prospectus supplement.

                             PLAN OF DISTRIBUTION

   We may sell any series of debt or equity securities:

    .  through underwriters or dealers;

    .  through agents;

    .  directly to one or more purchasers; or

    .  directly to stockholders.

   We may effect the distribution of the debt or equity securities from time to time in one or more transactions either:

    .  at a fixed price or prices which may be changed;

    .  at market prices prevailing at the time of sale;

    .  at prices relating to such prevailing market prices; or

    .  at negotiated prices.

   For each offering of debt or equity securities, the prospectus supplement will describe the plan of distribution.

   If we use underwriters in the sale, they will buy the debt or equity securities for their own account. The underwriters may then resell the debt or equity securities in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale or after the sale. The obligations of the underwriters to purchase the debt or equity securities will be subject to various conditions. The underwriters will be obligated to purchase all the debt or equity securities offered if they purchase any debt or equity securities. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

   If we use dealers in the sale, we will sell debt or equity securities to these dealers as principals. The dealers may then resell the debt or equity securities to the public at varying prices to be determined by these dealers at the time of resale. If we use agents in the sale, they will use their reasonable best efforts to solicit purchasers for the period of their appointment. If we sell directly, no underwriters or agents would be involved. We are not making an offer of debt or equity securities in any state that does not permit such an offer.

   Underwriters, dealers and agents that participate in the debt or equity securities distribution may be deemed to be underwriters as defined in the Securities Act of 1933. Any discounts, commissions, or profit they receive when they resell the debt or equity securities may be treated as underwriting discounts and commissions under that Act. We may have agreements with underwriters, dealers and agents to indemnify them against various civil liabilities, including certain liabilities under the Securities Act of 1933, or to contribute with respect to payments that they may be required to make.

   We may authorize underwriters, dealers or agents to solicit offers from institutions whereby the institution contractually agrees to purchase the debt or equity securities from us on a future date at a specified price. This type of contract may be made only with institutions that we specifically approve. These institutions could include banks, insurance companies, pension funds, investment companies and educational and charitable institutions. The underwriters, dealers or agents will not be responsible for the validity or performance of these contracts.

   Underwriters, dealers and agents may engage in transactions with us or perform services for us in the ordinary course of business.

                  VALIDITY OF THE DEBT AND EQUITY SECURITIES

   Sheppard, Mullin, Richter & Hampton LLP, Los Angeles, California, will issue an opinion about the legality of the debt and equity securities for us. Underwriters, dealers or agents, who we will identify in a prospectus supplement may have their counsel opine about certain legal matters relating to the debt and equity securities.

                                    EXPERTS

   The consolidated financial statements and related financial statement schedule incorporated in this prospectus by reference from Northrop Systems' Annual Report on Form 10-K/A for the year ended December 31, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

   With respect to the unaudited interim financial information of Northrop Grumman for the periods ended March 31, 2001 and June 30, 2001 and Northrop Systems for the periods ended March 31, 2000 and June 30, 2000 which is incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in Northrop Grumman's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not "reports" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

   The consolidated financial statements incorporated in this prospectus by reference from Litton's Annual Report on Form 10-K for the year ended July 31, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

===============================================================================

                               8,000,000 Shares

                         NORTHROP GRUMMAN CORPORATION

                                 Common Stock

                          [LOGO OF NORTHROP GRUMMAN]



                               -----------------

                          Joint Bookrunning Managers

Salomon Smith Barney                                                   JPMorgan

                               -----------------

Goldman, Sachs & Co.        Lehman Brothers     Merrill Lynch & Co.    SG Cowen

                               -----------------

Wachovia Securities

                       BNP PARIBAS

                                           BNY Capital Markets, Inc.

                                                            Scotia Capital Inc.

                               -----------------

===============================================================================